SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.


Braskem

Braskem S.A.

Quarterly information for the period ended on September 30, 2024 and independent auditors' review report

(Free Translation into English from the Original Previously Issued in Portuguese.)

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Report on the review of interim financial information (ITR)

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, for the individual interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting, and for the consolidated interim financial information prepared in accordance with CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To Shareholders, Members of the Board and Management
Braskem S.A.
Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the "Company") included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2024, which comprises the statement of financial position as at September 30, 2024 and the related statements of profit or loss and comprehensive income (loss) for the three and nine-month periods then ended, and the changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB), such as for the presentation of these information in accordance with the standards issued by CVM - Brazilian Securities Commission, applicable to the preparation of Quarterly Information – (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters - *Statements of value added*
The interim information referred to above includes the individual and consolidated statements of added value (DVA) for the nine-month period ended September 30, 2024, prepared under responsibility of Company's management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures performed together with the review of the quarterly information, to reach a conclusion on whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that those statements of value added were not prepared, in all material respects, in accordance with the criteria set forth in that standard and consistently with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 6, 2024

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6
Original report in Portuguese signed by
Fernando Rodrigues Nascimento
Accountant CRC 1SP244524/O-1

Braskem S.A.

Statement of interim financial position as of September 30, 2024
All amounts in millions of reais

Assets	Note	Consolidated Sep/24	Consolidated Dec/23	Parent company Sep/24	Parent company Dec/23
Current assets					
Cash and cash equivalents	4	11,919	14,187	5,198	8,658
Financial investments	5	2,418	4,956	2,128	4,812
Trade accounts receivable	6	3,524	2,910	3,696	2,971
Inventories	7	13,948	12,532	10,555	9,263
Taxes recoverable	9	1,216	1,461	548	783
Recoverable income taxes		477	428	249	223
Derivatives	18.2	294	137	20	70
Other receivables		470	830	349	610
		34,266	**37,441**	**22,743**	**27,390**
Non-current assets					
Taxes recoverable	9	1,700	1,370	1,349	1,073
Recoverable income taxes		290	292	290	292
Deferred tax assests	20(c)	10,365	6,443	8,909	5,846
Judicial deposits		175	178	175	169
Derivatives	18.2	202	210	43	132
Other receivables		339	309	142	119
Investments	10	593	165	25,909	21,909
Property, plant and equipment	11	38,176	38,405	15,888	16,430
Intangible assets	12	3,192	3,108	2,544	2,576
Right of use of assets	13(a)	3,352	3,820	1,791	2,175
		58,384	**54,300**	**57,040**	**50,721**
Total assets		**92,650**	**91,741**	**79,783**	**78,111**

The notes are an integral part of the interim financial statements.

Braskem

Braskem S.A.

Statement of interim financial position as of September 30, 2024
All amounts in millions of reais

		Consolidated		Parent company	
Liabilities and shareholders' equity	**Nota**	**Set/24**	**Dec/23**	**Set/24**	**Dec/23**
Current liabilities					
Trade payables	14	15,533	13,221	16,346	13,231
Borrowings and debentures	15	1,834	2,029	870	1,435
Braskem Idesa borrowings	16	770	739		
Derivatives	18.2	324	58	30	
Payroll and related charges		921	828	668	599
Taxes payable	19	505	387	400	319
Income taxes payable		145	11		
Sundry provisions	21	1,254	1,282	1,171	1,197
Accounts payable to related parties	8(b)			4,624	1,252
Provision - geological event in Alagoas	23	2,765	2,759	2,765	2,759
Lease	13(b)	888	978	477	538
Other payables		1,815	2,202	1,209	1,556
		26,754	**24,494**	**28,560**	**22,886**
Non-current liabilities					
Borrowings and debentures	15	42,919	40,207	8,132	8,245
Braskem Idesa borrowings	16	12,361	10,511		
Derivatives	18.2	277	141		
Taxes payable	19	208	206	57	
Accounts payable to related parties	8(b)			37,218	35,886
Loan from non-controlling shareholders of Braskem Idesa	8(a)	3,011	2,490		
Deferred tax liabilities	20(c)	1,163	1,677		
Post-employment benefits		597	567	368	369
Legal provisions	22.1	831	1,095	831	1,089
Sundry provisions	21	661	943	661	887
Provision - geological event in Alagoas	23	1,991	2,481	1,991	2,481
Lease	13(b)	2,911	2,955	1,593	1,791
Other payables		459	695	397	485
		67,389	**63,968**	**51,248**	**51,233**
Shareholders' equity	24				
Capital		8,043	8,043	8,043	8,043
Capital reserve and treasury shares		17	27	17	27
Additional paid in capital		(488)	(488)	(488)	(488)
Other comprehensive income		806	(852)	806	(852)
Accumulated losses		(8,403)	(2,738)	(8,403)	(2,738)
Total attributable to the Company's shareholders		(25)	3,992	(25)	3,992
Non-controlling interest in subsidiaries		(1,468)	(713)		
		(1,493)	**3,279**	**(25)**	**3,992**
Total liabilities and shareholders' equity		**92,650**	**91,741**	**79,783**	**78,111**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss as of September 30, 2024

All amounts in millions of reais

	Note	3Q2024	3Q2023	Sep/24	Consolidated Sep/23
Net revenue	26	**21,264**	**16,676**	**58,259**	**53,878**
Cost of products sold	27	(19,015)	(16,106)	(53,409)	(51,865)
Gross profit		**2,249**	**570**	**4,850**	**2,013**
Income (expenses)					
Selling and distribution	27	(530)	(418)	(1,438)	(1,391)
Loss for impairment of trade accounts receivable and others from clients	27	46	12	102	(36)
General and administrative	27	(641)	(685)	(1,880)	(1,859)
Research and development	27	(109)	(92)	(321)	(267)
Results from equity investments		9	(3)	(18)	8
Other income	27	583	187	832	1,333
Other expenses	27	(588)	(191)	(1,306)	(1,565)
Loss before financial results and taxes		1,019	(620)	821	(1,764)
Financial results	28				
Financial expenses		(1,586)	(1,413)	(4,701)	(3,996)
Financial income		439	433	1,267	1,183
Derivatives and exchange rate variations, net		(1,185)	(1,430)	(6,791)	211
		(2,332)	**(2,410)**	**(10,225)**	**(2,602)**
Loss before income tax		**(1,313)**	**(3,030)**	**(9,404)**	**(4,366)**
Income taxes	20(a)	444	472	3,239	1,227
Net loss for the period		**(869)**	**(2,558)**	**(6,165)**	**(3,139)**
Attributable to:					
Company's shareholders		(593)	(2,418)	(5,673)	(3,004)
Non-controlling interest in subsidiaries		(276)	(140)	(492)	(135)
Net profit (loss) for the period		**(869)**	**(2,558)**	**(6,165)**	**(3,139)**
Earnings per share - basic and diluted - R$	25				
Basic					
Common				(7.1156)	(3.7703)
Preferred shares class "A"				(7.1156)	(3.7703)
Preferred shares class "B"				(7.1156)	(3.7703)
Diluted					
Common				(7.1156)	(3.7703)
Preferred shares class "A"				(7.1156)	(3.7703)
Preferred shares class "B"				(7.1156)	(3.7703)

Braskem S.A.

Statement of profit or loss as of September 30, 2024
All amounts in millions of reais

	Note	3Q2024	3Q2023	Sep/24	Parent Company Sep/23
Net revenue	26	14,670	11,086	39,234	37,054
Cost of products sold	27	(13,847)	(11,296)	(37,805)	(37,802)
Gross (loss) profit		823	(210)	1,429	(748)
Income (expenses)					
Selling and distribution	27	(269)	(231)	(788)	(767)
Loss for impairment of trade accounts receivable and others from clients	27	37	10	92	(45)
General and administrative	27	(382)	(443)	(1,180)	(1,258)
Research and development	27	(50)	(51)	(143)	(140)
Results from equity investments	10(c)	300	482	1,015	2,291
Other income	27	577	139	804	1,148
Other expenses	27	(579)	(199)	(1,237)	(1,524)
Loss before financial results and taxes		457	(503)	(8)	(1,043)
Financial results	28				
Financial expenses		(1,534)	(1,341)	(4,471)	(3,686)
Financial income		312	353	939	871
Derivatives and exchange rate variations, net		(132)	(1,032)	(4,629)	(139)
		(1,354)	(2,020)	(8,161)	(2,954)
Loss before income tax		(897)	(2,523)	(8,169)	(3,997)
Income taxes	20(a)	304	105	2,496	993
Net loss for the period		(593)	(2,418)	(5,673)	(3,004)
Earnings per share - basic and diluted - R$	25				
Basic					
Common				(7.1156)	(3.7703)
Preferred shares class "A"				(7.1156)	(3.7703)
Preferred shares class "B"				(7.1156)	(3.7703)
Diluted					
Common				(7.1156)	(3.7703)
Preferred shares class "A"				(7.1156)	(3.7703)
Preferred shares class "B"				(7.1156)	(3.7703)

The notes are an integral part of the interim financial statements.

Statement of other comprehensive income as of September 30, 2024

All amounts in millions of reais

	Note	3Q2024	3Q2023	Sep/24	Sep/23
					Consolidated
Loss for the period		**(869)**	**(2,558)**	**(6,165)**	**(3,139)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		32	(116)	(86)	111
Fair value of cash flow hedge from jointly-controlled, net of taxes		(2)	2	(1)	1
		30	(114)	(87)	112
Exchange variation of foreign, net of taxes	18.3 (a.i)	857	(351)	(1,013)	1,360
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.3 (a.ii)	(455)	(134)	(903)	1,065
		402	(485)	(1,916)	2,425
Foreign subsidiaries currency translation adjustment		81	733	3,501	(1,708)
Total		**513**	**134**	**1,498**	**829**
Total other comprehensive income for the period		**(356)**	**(2,424)**	**(4,667)**	**(2,310)**
Attributable to:					
Company's shareholders		(108)	(2,229)	(4,022)	(2,342)
Non-controlling interest in subsidiaries		(248)	(195)	(645)	32
Total other comprehensive income for the period		**(356)**	**(2,424)**	**(4,667)**	**(2,310)**

	Note	3Q2024	3Q2023	Sep/24	Sep/23
					Parent Company
Loss for the period		**(593)**	**(2,418)**	**(5,673)**	**(3,004)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		32	(116)	(86)	111
Fair value of cash flow hedge from jointly-controlled, net of taxes		(2)	2	(1)	1
		30	(114)	(87)	112
Exchange variation of foreign, net of taxes	18.3 (a.i)	857	(351)	(1,013)	1,360
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.3 (a.ii)	(342)	(101)	(677)	799
		515	(452)	(1,690)	2,159
Foreign subsidiaries currency translation adjustment		(60)	755	3,428	(1,609)
Total		**485**	**189**	**1,651**	**662**
Total other comprehensive income for the period		**(108)**	**(2,229)**	**(4,022)**	**(2,342)**

Braskem S.A.

Statement of changes in equity

All amounts in millions of reais

	Note	Capital	Treasury shares	Long-term incentive plans	Capital transactions	Legal reserve	Tax incentive	Retention of profits	Additional paid in capital	Other comprehensive income	Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
			Capital Reserve and Treasury Shares			Profit reserves								
		Attributed to shareholders' interest												Parent company and Consolidated
At January 1, 2023		8,043	(28)	39	6	473	1,127	225	(488)	(2,076)		7,322	(1,214)	6,108
Comprehensive income for the period:														
Loss for the period											(3,004)	(3,004)	(135)	(3,139)
Exchange variation of foreign sales hedge, net of taxes										2,159		2,159	266	2,425
Fair value of cash flow hedge, net of taxes										112		112		112
Foreign subsidiaries currency translation adjustment										(1,609)		(1,609)	(99)	(1,708)
										661	(3,004)	(2,342)	32	(2,310)
Equity valuation adjustments:														
Realization of additional property, plant and equipment price-level restatement, net of taxes										(12)	12			
Realization of deemed cost of jointly-controlled investment, net of taxes										(1)	1			
Long term incentive plan				(7)								(7)		(7)
Exchange variation in hyperinflationary economy, net of taxes										39		39		39
				(7)						26	13	32		32
Contributions and distributions to shareholders:														
Incentive long term plan payments with treasury shares			28		(16)							12		12
Proceeds from sale of non-controlling interests													316	316
Non-controlling interest in acquired entity													168	168
Other													(5)	(5)
Acquisition of subsidiary with non-controlling interests													62	62
			28		(16)							12	536	548
Balances at September 30, 2023		8,043		32	(10)	473	1,127	225	(488)	(1,388)	(2,991)	5,024	(546)	4,378
At January 1, 2024		8,043		37	(10)				(488)	(852)	(2,738)	3,992	(713)	3,279
Comprehensive income for the period:														
Loss for the period											(5,673)	(5,673)	(492)	(6,165)
Exchange variation of foreign sales hedge, net of taxes										(1,690)		(1,690)	(226)	(1,916)
Fair value of cash flow hedge, net of taxes										(87)		(87)		(87)
Foreign currency translation adjustment										3,428		3,428	73	3,501
										1,651	(5,673)	(4,022)	(645)	(4,667)
Equity valuation adjustments:														
Realization of additional property, plant and equipment price-level restatement, net of taxes										(7)	7			
Realization of deemed cost of jointly-controlled investment, net of taxes										(1)	1			
Long term incentive plan				(10)								(10)		(10)
Ajustes a valor justo de contas a receber de clientes, líquido dos impostos										(1)		(1)		(1)
Exchange variation in hyperinflationary economy, net of taxes										16		16		16
				(10)						7	8	5		5
Contributions to shareholders:														
Capital increase													58	58
Sale of investment in subsidiary	1												(168)	(168)
													(110)	(110)
Balances at September 30, 2024		8,043		27	(10)				(488)	806	(8,403)	(25)	(1,468)	(1,493)

The notes are an integral part of the interim financial statements.

Statement of cash flows as of September 30, 2024

All amounts in millions of reais

	Note	Consolidated		Parent company	
		Sep/24	Sep/23	Sep/24	Sep/23
Loss before income tax		(9,404)	(4,366)	(8,169)	(3,997)
Adjustments for:					
Depreciation and amortization	27	3,810	3,820	2,401	2,606
Results from equity-accounted investees	10(c)	18	(8)	(1,015)	(2,291)
Interest foreign exchange loss		10,634	2,041	7,323	3,035
(Reversals) Provisions, net	23	(21)	(203)	(13)	(137)
Provision geological event in Alagoas		833	1,260	833	1,260
Gain on the sale of subsidiary Cetrel	1	(447)		(447)	
Loss (reversal) for impairment of trade accounts receivable and others		(102)	36	(92)	45
Provision for impairment and loss on sale of property, plant and equipment		131	281	59	111
		5,452	2,861	880	632
Changes in operating working capital					
Financial investments		2,633	(2,517)	2,914	(2,619)
Trade accounts receivable		(250)	(464)	(635)	(604)
Inventories		(931)	1,820	(1,204)	1,184
Taxes recoverable		303	247	113	259
Other receivables		409	(100)	303	29
Trade payables		876	1,618	2,923	1,288
Taxes payable		(173)	(144)	139	(23)
Sundry provisions		(595)	(711)	(412)	(694)
Geological event in Alagoas	23	(1,486)	(2,367)	(1,486)	(2,367)
Other payables		(602)	(13)	(555)	174
		5,636	230	2,980	(2,741)
Interest paid		(3,594)	(2,941)	(687)	(654)
Income taxes paid		(423)	(574)	(178)	(142)
Net cash generated from (used in) operating activities		1,619	(3,285)	2,115	(3,537)
Proceeds from the sale of fixed and intangible assets		55	35	1	2
Proceeds from the sale of investments	1	203		209	
Dividends received		2	7	13	3,438
Additions to investments in subsidiaries			(78)	(66)	(1,217)
Acquisitions to property, plant and equipment and intangible assets		(2,728)	(3,297)	(1,333)	(2,369)
Net cash used in investing activities		(2,468)	(3,333)	(1,176)	(146)
Borrowings and debentures					
Issued		791	10,253	518	1,008
Payments		(2,384)	(1,979)	(1,879)	(87)
Braskem Idesa borrowings					
Issued		611	545		
Payments		(218)	(501)		
Related parties					
Issued				37	8,703
Payments				(2,609)	(2,670)
Lease		(744)	(840)	(466)	(449)
Dividends paid		(6)	(7)		
Proceeds from the sale of investments of non-controlling interest			316		
Proceeds from non-controlling capital contributions		32	243		
Net cash generated from (used in) financing activities		(1,918)	8,030	(4,399)	6,505
Exchange variation on cash of foreign subsidiaries		499	(241)		
Increase (decrease) in cash and cash equivalents		(2,268)	1,171	(3,460)	2,822
Represented by					
Cash and cash equivalents at the beginning of the period		14,187	12,466	8,658	4,187
Cash and cash equivalents at the end of the period		11,919	13,637	5,198	7,009
Increase (decrease) in cash and cash equivalents		(2,268)	1,171	(3,460)	2,822

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added as of September 30, 2024
All amounts in millions of reais

	Consolidated		Parent company	
	Sep/24	Sep/23	Sep/24	Sep/23
Revenue	**67,987**	**63,208**	**48,929**	**45,955**
Sale of goods, products and services	67,451	61,999	48,349	45,073
Other income, net	434	1,245	488	927
Loss for doubtful accounts	102	(36)	92	(45)
Inputs acquired from third parties	**(56,993)**	**(55,695)**	**(42,132)**	**(41,943)**
Cost of products, goods and services sold	(54,311)	(52,200)	(40,806)	(40,464)
Material, energy, outsourced services and others	(2,626)	(3,300)	(1,256)	(1,453)
Gain of assets	(56)	(195)	(70)	(26)
Gross value added	**10,994**	**7,513**	**6,797**	**4,012**
Depreciation, amortization and depletion	(3,810)	(3,820)	(2,401)	(2,606)
Net value added produced by the Company	**7,184**	**3,693**	**4,396**	**1,406**
Value added received in transfer	**1,946**	**2,836**	**2,479**	**3,435**
Results from equity investments	(18)	8	1,015	2,291
Financial income	1,964	2,828	1,464	1,144
Total value added to distribute	**9,130**	**6,529**	**6,875**	**4,841**
Personnel	**1,725**	**1,578**	**998**	**918**
Direct compensation	1,365	1,225	752	672
Benefits	294	285	180	178
FGTS (Government Severance Pay Fund)	66	68	66	68
Taxes, fees and contribuitions	**1,021**	**2,431**	**1,724**	**2,620**
Federal	(2,030)	(139)	(1,310)	78
State	3,010	2,522	3,014	2,522
Municipal	41	48	20	20
Remuneration on third parties' capital	**12,549**	**5,659**	**9,826**	**4,307**
Financial expenses	12,173	5,401	9,612	4,069
Rentals	376	258	214	238
Remuneration on own capital	**(6,165)**	**(3,139)**	**(5,673)**	**(3,004)**
Profit for the period	(5,673)	(3,004)	(5,673)	(3,004)
Non-controlling interest in subsidiaries	(492)	(135)		
Value added distributed	**9,130**	**6,529**	**6,875**	**4,841**

The notes are an integral part of the interim financial statements.

Summary of Notes

All amounts in millions Reais, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

As of September 30, 2024, the statement of financial position reflects a positive working capital (defined as total current assets minus total current liabilities) amounting to R$7,512 in the consolidated and negative working capital amounting to R$5,817 in the parent company. It also reflects negative equity of R$1,493 in the consolidated and R$25 in the parent company, primarily affected by the exchange rate effect of the depreciation of the Brazilian Real against the US Dollar in 2024 (note 28).

The Company reports cash flow generation from operating activities of R$1,617 in the consolidated and R$2,115 in the parent company as of September 30, 2024. Borrowings are predominantly due in the long term, with 93% denominated in US dollars, in line with the Company's Financial Policy. The Company is comfortable with this US dollar exposure since a significant portion of the operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars.

When Brazilian real experiences a significant depreciation against the US dollar, the Company faces an adverse effect from currency exchange fluctuations on its borrowings. Also, devaluations of the Brazilian real to the US dollar positively influences the Company's cash generation, allowing it to effectively manage its exposure to US dollar. In 2024, the Brazilian real depreciated by 12.53% in relation to the U.S. dollar. The exchange variation loss during the period will impact cash flow at the borrowing maturity, thus concentrated on the long term due to Braskem's debt profile, without compromising its liquidity position for at least the subsequent 12 months following the disclosure of this quarterly information. On October 16, 2024, the Company, together with Grupo Idesa, a non-controlling shareholder of Braskem Idesa, approved, through the capitalization of the principal balance of the intercompany loan, an increase in Braskem Idesa's capital in the amount of US$ 1,548 million (equivalent to R$ 8,771), this factor contributing to the increase in consolidated equity in relation to the portion contributed by the non-controlling shareholder. Further details of this transaction can be found in Note 31.

All amounts in millions Reais, except as otherwise stated

Sale of Cetrel

On September 30, 2024, the Company concluded the sale of its subsidiary Cetrel S.A. ("Cetrel") to GRI – Gerenciamento de Resíduos Industriais S.A. ("GRI") a subsidiary of Solví Essencis Ambiental S.A. ("Solví"). The sale aims to enhance Cetrel's potential growth as long as the operational safety conditions at the Camaçari Petrochemical Complex in Bahia are maintained. The transaction also aims to strengthen Cetrel, a leading company in industrial environmental solutions (for water and wastewater treatment, as well as environmental consulting), and transform GRI into a platform for national growth in the sector, pursuing operational excellence and environmental sustainability.

The Transaction comprised (i) sale, amounting R$293 of 498,436 common shares issued by Cetrel held by Braskem to GRI; (ii) subscription by Braskem of 237,150,906 new common shares of GRI amounting R$448, through capital increase, which was fully paid by Braskem through the equity contribution of 771,592 common shares issued by Cetrel held by Braskem.

After the transaction Solví retained a shareholding of 50.1% and Braskem 49.9% on GRI capital stock, as shown below:


Solví
Braskem
50.1%
49.9%
GRI
63.7%
Cetrel
100.00%
DAC

All amounts in millions Reais, except as otherwise stated

The results with the sale of control of Cetrel are demonstrated below:

Description	**Amount**
(+) Cash and cash equivalents	208
(+) Accounts receivables	85
(+) Fair value of the investment in associate GRI	448
(=) Total consideration received	741
(-) Carrying amount of the investment on Cetrel	(294)
(=) Gain on the sale of the investment on Cetrel	**447**

The results from the sale of control of Cetrel were included in Other revenues in the statement of profit or loss for the period. The amounts calculated are subject to certain post-closing price adjustments, which is normal for transaction of this nature.

Climate event in Rio Grande do Sul - Brazil

In early May 2024, due to the extreme climate event that hit the state of Rio Grande do Sul in Brazil, the Company carried out a shutdown process of its plants located at the Triunfo Petrochemical Complex – RS. At the end of that month, the process of gradual resumption of plant operations began. As a result of the climate event, the Company recognized a R$201 expense on the statement of profit or loss from which R$158 refers to idleness recognized on the Cost of products sold. There was no significant increase in credit risk and default probability of customers located in the state, as well as no material effects on the recoverability of assets or either changes in measurements of fair value or provisions.

2 Basis of preparation and presentation of the quarterly information

The parent company quarterly Information ("Quarterly Information") was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the consolidated quarterly Information was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board. All relevant information specific to the Interim Information, and only it, is being highlighted, and has been used by the Company's Management.

This quarterly information should be read together with the financial statements of the Company for the year ended December 31, 2023, which comprise a complete set of the notes.

This quarterly Information is presented in Brazilian Real, which is the Parent Company's functional currency. All amounts have been rounded to the nearest million unless otherwise stated.

The same accounting policies were applied in this quarterly information as those applied in the preparation of the Company's annual financial statements related to the year ended December 31, 2023.

All amounts in millions Reais, except as otherwise stated

The judgments and assumptions made by management in the use of estimates when preparing this quarterly Information did not differ significantly from those described in the financial statements for the year ended December 31, 2023

The issue of this quarterly Information was authorized by the Executive Board on November 6, 2024.

The consolidated quarterly information includes the Parent Company and the following entities:

			Total and voting interest (%)	
		Headquarter	Sep/24	Dec/23
Direct subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100	100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100	100
Braskem Finance Limited ("Braskem Finance")		Cayman Islands	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100	100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100	100
Oxygea Ventures Ltda. ("Oxygea")	(i)	Brazil	100	100
Cetrel	(ii)	Brazil	-	63.7
Voqen Energia Ltda. ("Voqen")		Brazil	100	100
Wise Plásticos Ltda ("Wise")		Brazil	61.1	61.1
Special Purpose Entities				
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100	100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100	100
Indirect subsidiaries				
Braskem Green S.A. ("Braskem Green")		Brazil	100	100
B&TC B.V. ("B&TC")		Netherlands	60	60
Braskem America Finance Company ("Braskem America Finance")		USA	100	100
Braskem America, Inc. ("Braskem America")		USA	100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	75	75
Braskem India Private Limited ("Braskem India")		India	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Netherlands	100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Netherlands	100	100
Braskem Siam Company Limited ("Braskem Siam")		Thailand	51	51
Braskem Trading & Shipping B.V. ("BTS")		Netherlands	100	100
Distribuidora de Água Camaçari S.A. ("DAC")	(i)	Brazil	-	63.7
ER Plastics B.V. ("ER Plastics")		Netherlands	60	60
Terminal Química Puerto México ("Terminal Química")		Mexico	37.5	37.5

(i) The name of Braskem Ventures Ltda. was changed to Oxygea Ventures Ltda.

(ii) On September 30, 2024, the Company concluded the sale of Cetrel and DAC. The effects of this transaction were detailed on note 1.

All amounts in millions Reais, except as otherwise stated

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

Subsidiaries	Functional currency
Braskem Alemanha, B&TC and ER Plastics	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom, Braskem Holanda Green, BTS, Braskem Siam and Terminal Química.	American dollar ("US$" or "dollar")
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilean peso
Braskem Índia	Rupee

3 New accounting standards applicable in the current year

The following changes of accounting standards became effective on January 1, 2024:

- Classification of liabilities as current or non-current (amendments to CPC26(R1)/IAS1);

- Non-current liabilities with covenants (amendments to CPC26/IAS1);

- Lease liabilities in a sale and leaseback transaction (Amendments to CPC06/IFRS16);

- Supplier finance arrangements (amendments to CPC40/IFRS7 and CPC03/IAS7); and

- Review of Technical Pronouncement CPC 09 (R1) - Statement of Value Added (DVA).

Adoption of the amendments did not have any material impact on the disclosures or amounts presented in this quarterly Information.

4 Cash and cash equivalents

		Consolidated		Parent company	
		Sep/24	Dec/23	Sep/24	Dec/23
Cash					
Domestic market		1,194	1,555	1,194	1,553
Foreign market	(i)	4,576	3,784		
Cash equivalents:					
Domestic market		4,091	7,186	4,004	7,105
Foreign market	(i)	2,058	1,662		
Total		11,919	14,187	5,198	8,658

(i) On September 30, 2024, it includes R$1,249 of cash and R$38 of cash equivalents (2023: R$1,284 of cash and R$278 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company.

Cash equivalents in Brazil are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates ("CDBs"), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM

All amounts in millions Reais, except as otherwise stated

Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

5 Financial investments

		Consolidated		Parent company	
		Sep/24	Dez/23	Sep/24	Dez/23
Fair value through profit or loss					
LFT´s and LF´s	(i)	2,059	4,680	1,819	4,638
Restricted funds Investments	(ii)	310	164	308	147
Other		90	130	1	27
Total		**2,459**	**4,974**	**2,128**	**4,812**
Current assets		2,418	4,956	2,128	4,812
Non-current assets	(iii)	41	18		
Total		**2,459**	**4,974**	**2,128**	**4,812**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions with the objective of immediate negotiation or for future sale.

(ii) Includes the following amounts: R$142 (2023: R$115) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 23.1(i)); and R$167 (2023: R$49) of guarantee of debt raised by Braskem Holanda.

(iii) On the Financial Position, the balance of non-current assets is presented under Other assets.

In the period ended September 30, 2024, financial investments and cash equivalents (Note 4) in Brazilian R$ had average yield of 102.97% of the Interbank Certificate of Deposit ("CDI") rate p.a. (2023: 101.37%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 5.66% p.a. (2023: 5.30% p.a.).

All amounts in millions Reais, except as otherwise stated

6 Trade accounts receivable

The Company's average receivables term is 30 days; therefore, the carrying value of the trade accounts receivable reasonably approximates their fair value.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and substantial risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of September 30, 2024, the amounts of trade accounts receivable transferred and written off maturing after September 30, 2024 were R$3.3 billion in the Parent Company and R$5.3 billion in the Consolidated (2023: R$2.5 billion in the Parent Company and R$4.1 billion in the Consolidated).

Losses recognized at the date of transfer of trade accounts receivable mentioned above were R$54 in the Parent Company and R$70 in the Consolidated (2023: R$45 in the Parent Company and R$56 in the Consolidated), recorded under financial expenses.

	Note	Consolidated		Parent company	
Customers		Sep/24	Dec/23	Sep/24	Dec/23
Domestic market					
Third parties		1,800	1,273	1,723	1,151
Related parties	8	14	14	192	32
		1,814	1,287	1,915	1,183
Foreign market					
Third parties		1,785	1,808	436	421
Related parties	8			1,412	1,526
		1,785	1,808	1,848	1,947
Expected credit losses		(75)	(185)	(67)	(159)
Total		3,524	2,910	3,696	2,971

7 Inventories

	Consolidated		Parent company	
	Sep/24	Dec/23	Jun/24	Dec/23
Finished goods	7,725	7,164	5,406	4,833
Semi-finished goods	467	505	467	505
Raw materials, production inputs and packaging	3,308	2,480	2,702	2,056
Maintenance materials	975	934	503	487
Advances to suppliers	244	157	250	90
Imports in transit	1,229	1,292	1,227	1,292
Total	13,948	12,532	10,555	9,263

On September 30, 2024, the provision for loss in inventories is R$195 in the Consolidated and R$177 in the Parent Company (2023: R$265 in the Consolidated and R$235 in the Parent Company).

All amounts in millions Reais, except as otherwise stated

8 Related parties

(a) Consolidated

								Consolidated
	Balances at September 30, 2024				Balances at December 31, 2023			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Statement of financial position	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets								
Current								
Trade accounts receivable		7	7	14		8	6	14
Inventories (advance to suppliers)		230		230		56		56
Dividends and interest on capital			1	1			3	3
Non-current								
Other receivables - Related parties		20	32	52		26	30	56
Total assets		**257**	**40**	**297**		**90**	**39**	**129**
Liabilities								
Current								
Trade payables	26	1,467	12	1,505	33	1,057	13	1,103
Other		255		255		255		255
Non-current								
Loan from non-controlling shareholders of Braskem Idesa			3,011	3,011			2,490	2,490
Total liabilities	**26**	**1,722**	**3,023**	**4,771**	**33**	**1,312**	**2,503**	**3,848**
	Nine-month period ended September 30, 2024				Six-month period ended June 30, 2023			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions								
Sales of products		72	320	392		98	260	358
Purchases of raw materials, finished goods services and utilities	(45)	(13,396)	(133)	(13,574)	(221)	(12,045)	(114)	(12,380)
Financial income			46	46			300	300
Financial expenses		(1)	(689)	(690)			(106)	(106)
Private pension			(41)	(41)			(51)	(51)
Other income (expenses)		15		15	(11)	19	1	9

(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A, Ventos de Santa Amélia Energia Renováveis S.A., Ventos de Santo Abelardo Energia Renováveis S.A., Ventos de Santo Artur Energia Renováveis S.A., Vexty and Bioglycols LLC.

All amounts in millions Reais, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			Balances at September 30, 2024
	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Statement of financial position										
Assets										
Current										
Cash and equivalents					1,691					1,691
Financial investments					1,960					1,960
Trade accounts receivable	1,211		4	197		178		7	7	1,604
Inventories (advance to suppliers)								230		230
Dividends and interest on capital									1	1
Other receivables - Related parties	28					8				36
Non-current										
Other receivables								20	32	52
Total assets	**1,239**		**4**	**197**	**3,651**	**186**		**257**	**40**	**5,574**
Liabilities										
Non-current										
Trade payables	12,386		13			235	26	1,467	12	14,139
Accounts payable to related parties										
Advance to export		4,542	7							4,549
Other payables	74		1							75
Other								255		255
Non-current										
Borrowings										
Accounts payable to related parties		36,766	452							37,218
Total liabilities	**12,460**	**41,308**	**473**			**235**	**26**	**1,722**	**12**	**56,236**

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			Nine-month period ended September 30, 2024
	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions										
Sales of products	3,722		40	212		241		72	320	4,607
Purchases of raw materials, finished products services and utilities	(14,565)		(63)			(1,132)	(45)	(13,396)	(133)	(29,334)
Financial income	6			22	370	4			3	405
Financial expenses	(1,592)	(7,144)	(73)					(1)	(3)	(8,813)
General and administrative expenses									(40)	(40)
Other income (expenses)	(11)		2			221		15		227

(i) Braskem Chile, Braskem Idesa, Braskem Europe Alemanha, Wise, DAC., Voqen e Braskem Holanda Green and Oxygea.
(ii) Borealis, Refinaria de Petróleo Riograndense S.A, Ventos de Santa Amélia Energia Renováveis S.A., Ventos de Santo Abelardo Energia Renováveis S.A., Ventos de Santo Artur Energia Renováveis S.A., Vexty and Bioglycols LLC.

All amounts in millions Reais, except as otherwise stated

											Balances at December 31, 2023
	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Balanço patrimonial											
Assets											
Current											
Cash and equivalents						3,899					3,899
Financial investments						4,779					4,779
Trade accounts receivable		1,390		23	113		18		8	6	1,558
Inventories (advance to suppliers)									56		56
Dividends and interest on capital							11			3	14
Other receivables - Related parties		34		9			4				47
Non-current											
Other receivables									26	30	56
Total assets		**1,424**		**32**	**113**	**8,678**	**33**		**90**	**39**	**10,409**
Liabilities											
Non-current											
Trade payables		9,606		11			35	32	1,057	13	10,754
Accounts payable to related parties											
Advance to export		5	1,065	13							1,083
Other payables		169									169
Other									255		255
Non-current											
Borrowings											
Accounts payable			35,484	402							35,886
Total liabilities		**9,780**	**36,549**	**426**			**35**	**32**	**1,312**	**13**	**48,147**

											Nine-month period ended September 30, 2023
	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products		3,732		58	103		112		98	260	4,363
Purchases of raw materials, finished products services and utilities		(12,656)					(240)	(220)	(12,045)	(114)	(25,275)
Financial income	256	319	1,072	17		381				2	2,047
Financial expenses	(2)	(257)	(2,032)	(23)	(6)		(1)			(4)	(2,325)
General and administrative expenses										(49)	(49)

(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel, Lantana and Voqen.
(ii) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A and Vexty.

All amounts in thousands Reais, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended September 30, 2024, the main agreement entered into with related parties was as follows:

On June 27, 2024, the Company signed the second amendment to extend the term of the service agreement with Transpetro, for ship loading and unloading service through pipeline and product storage in tanks, with duration until June 30, 2028. The maximum amount of the agreement is estimated at R$970.

(d) Compensation of key management personnel

	Consolidated	
Statement of profit or loss transactions	**Sep/24**	**Sep/23**
Remuneration		
Wages and recurring benefits	38	39
Short-term variable compensation	31	12
Long term incentive plan	8	7
Total	**77**	**58**

9 Taxes recoverable

	Consolidated		Parent company	
	Sep/24	**Dec/23**	**Sep/24**	**Dec/23**
Parent Company and subsidiaries in Brazil				
Value-added tax on sales and services (ICMS)	851	604	851	604
ICMS - credits from PP&E	347	391	323	368
Social integration program (PIS) and social contribution on revenue (Cofins)	86	353	86	353
PIS and Cofins - credits from PP&E	405	461	398	456
Other	239	81	239	75
Foreign subsidiaries				
Value-added tax ("VAT")	854	832		
Other	134	109		
Total	**2,916**	**2,831**	**1,897**	**1,856**
Current assets	1,216	1,461	548	783
Non-current assets	1,700	1,370	1,349	1,073
Total	**2,916**	**2,831**	**1,897**	**1,856**

All amounts in thousands Reais, except as otherwise stated

10 Investments

(a) Information on investments

		Net profit (loss) for the period		Equity	
		Sep/24	Sep/23	Sep/24	Dec/23
Direct subsidiaries					
BM Insurance		(1)	(5)	9	9
Braskem Argentina		(42)	(7)	(10)	16
Braskem Chile		5	2	68	56
Braskem Finance			(13)		
Braskem Holanda		1,201	2,087	25,151	21,189
Braskem México		41	(12)	335	377
Oxygea		(12)	(13)	135	81
Voqen		(34)	29	15	49
Wise		3		155	131
Indirect subsidiaries					
B&TC			(1)	63	55
Braskem Alemanha		165	124	5,448	4,688
Braskem America		197	93	5,165	4,406
Braskem America Finance		(12)	(11)	(282)	(240)
Braskem Netherland Finance		(42)	(58)	347	347
Braskem Netherland Inc		(44)	(54)	436	428
Braskem Green		76		945	868
Braskem Idesa		(2,173)	(577)	(8,228)	(5,511)
Braskem Idesa Serviços		2	2	13	49
Braskem Índia				2	2
Braskem México Proyectos		37	46	2,830	2,411
Braskem Siam				8	
BTS	(i)	1,250		3,501	
ER Plastics		(12)	(11)	(37)	(21)
Terminal Química		58	(13)	967	895
Jointly-controlled investments					
Refinaria de Petróleo Riograndense S.A.		(40)	17	87	127
Bioglycols LLC		(15)	(10)	79	77
Associates					
Borealis Brasil S.A.		32	47	322	288
GRI	(ii)			683	

(i) In 2024, Braskem Holanda transferred to BTS the operation of certain sea freight and commercial contracts for the purchase and sale of chemical and feedstock.

(ii) Part of the consideration received in exchange for the sale of control of Cetrel was an investment in GRI. The effects and details of the transaction are reported in note 1.

All amounts in thousands Reais, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

	Note	Subsidiaries	Domestic associates and jointly-controlled investments	Total
Investments				
Balances at December 31, 2023		**21,809**	**100**	**21,909**
Equity of investments		999	(5)	994
Domestic associate acquisition	1		448	448
Equity valuation adjustments		(677)	(1)	(678)
Currency translation adjustments		3,428		3,428
Capital increase		66		66
Transfer to non-current assets held for sale	1	(258)		(258)
Balances at September 30, 2024		**25,367**	**542**	**25,909**
Provision for loss in subsidiaries (i)				
Balances at December 31, 2023		**(13)**		**(13)**
Provision for losses		(13)		(13)
Currency translation adjustments		16		16
Balances at September 30, 2024		**(10)**		**(10)**

(i) Provision for loss in subsidiaries are registered in other long-term liabilities.

(c) Results from equity-accounted investees

		Parent company	
	Note	Sep/24	Sep/23
Equity method		994	2,291
Provision for losses		(13)	
Equity method entered in non-current assets held for sale	1	36	
Other		(2)	
Total		**1,015**	**2,291**

All amounts in thousands Reais, except as otherwise stated

(d) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which has a significant non-controlling interest. The amounts disclosed do not consider the eliminations between the Companies:

	Braskem Idesa Consolidated (i)	
Statements of financial position	**Sep/24**	**Dec/23**
Current assets	2,936	3,525
Non-current assets	17,754	16,477
Total assets	**20,690**	**20,002**
Current liabilities	1,920	2,138
Non-current liabilities	26,001	22,276
Total liabilities	**27,921**	**24,414**
Shareholders' equity	**(7,231)**	**(4,412)**
Total liabilities and shareholders' equity	**20,690**	**20,002**
Statement of profit or loss	**Sep/24**	**Sep/23**
Net revenue	3,997	3,497
Loss for the period	(2,299)	(832)
Statement of cash flows		
Net cash (used) generated from operating activities	1,016	(778)
Net cash used in investing activities	(1,295)	(595)
Net cash generated in financing activities	18	507
Exchange variation on cash and cash equivalents	(14)	119
Decrease in cash and cash equivalents	**(275)**	**(746)**

(i) Consolidation of Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química.

All amounts in thousands Reais, except as otherwise stated

11 Property, plant and equipment

Consolidated

	Lands	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Others	Total
Net book value	668	4,966	25,218	6,308	603	37,763
Cost	668	8,528	58,708	6,308	2,317	76,529
Accumulated depreciation		(3,562)	(33,490)		(1,714)	(38,766)
Balance as of December 31, 2022	668	4,966	25,218	6,308	603	37,763
Acquisitions		14	202	2,964	5	3,185
Additions through acquisition of ER Plastics		9	34	1	3	47
Foreign currency translation adjustment	(3)	298	428	52	(1)	774
Transfers by concluded projects	2	134	1,749	(2,111)	226	
Disposals	(60)	(3)	(168)	(169)	(1)	(401)
Depreciation		(164)	(2,656)		(122)	(2,942)
Net book value	607	5,254	24,807	7,045	713	38,426
Cost	607	8,983	61,121	7,214	2,550	80,475
Accumulated depreciation		(3,729)	(36,314)	(169)	(1,837)	(42,049)
Balances at September 30, 2023	607	5,254	24,807	7,045	713	38,426
Net book value	603	5,210	25,204	6,550	838	38,405
Cost	603	8,991	62,163	6,550	2,739	81,046
Accumulated depreciation		(3,781)	(36,959)		(1,901)	(42,641)
Balance as of December 31, 2023	603	5,210	25,204	6,550	838	38,405
Acquisitions		2	218	2,561	20	2,801
Foreign currency translation adjustment	16	(79)	400	(29)	6	314
Transfers by concluded projects		101	2,289	(2,590)	200	
Disposals		(5)	(57)	(7)	(5)	(74)
Disposals due to sale of investments in subsidiaries	(14)	(79)	(101)	(40)	(121)	(355)
Depreciation		(157)	(2,612)		(146)	(2,915)
Net book value	605	4,993	25,341	6,445	792	38,176
Cost	605	8,784	64,662	6,445	2,659	83,155
Accumulated depreciation		(3,791)	(39,321)		(1,867)	(44,979)
Balances at September 30, 2024	605	4,993	25,341	6,445	792	38,176

Parent company

	Lands	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Others	Total
Net book value	344	641	11,079	4,402	402	16,868
Cost	344	2,002	36,689	4,402	1,627	45,064
Accumulated depreciation		(1,361)	(25,610)		(1,225)	(28,196)
Balance as of December 31, 2022	344	641	11,079	4,402	402	16,868
Acquisitions			144	2,074	1	2,219
Transfers by concluded projects		11	1,474	(1,656)	171	
Disposals			(116)			(116)
Depreciation		(44)	(1,839)		(87)	(1,970)
Net book value	344	608	10,742	4,820	487	17,001
Cost	344	2,013	38,307	4,820	1,799	47,283
Accumulated depreciation		(1,405)	(27,565)		(1,312)	(30,282)
Balances at September 30, 2023	344	608	10,742	4,820	487	17,001
Net book value	344	614	10,670	4,264	538	16,430
Cost	344	2,034	38,660	4,264	1,904	47,206
Accumulated depreciation		(1,420)	(27,990)		(1,366)	(30,776)
Balance as of December 31, 2023	344	614	10,670	4,264	538	16,430
Acquisitions			139	1,223	1	1,363
Transfers by concluded projects		38	2,011	(2,143)	94	
Disposals			(57)	(7)	(7)	(71)
Depreciation		(33)	(1,705)		(96)	(1,834)
Net book value	344	619	11,058	3,337	530	15,888
Cost	344	2,070	39,568	3,337	1,956	47,275
Accumulated depreciation		(1,451)	(28,510)		(1,426)	(31,387)
Balances at September 30, 2024	344	619	11,058	3,337	530	15,888

All amounts in thousands Reais, except as otherwise stated

Capitalized charges in the nine-month period ended September 30, 2024 were R$417 in the Consolidated and R$170 in the Parent Company (September 30, 2023: R$233 in Consolidated and R$213 in the Parent Company).

On September 30, 2024, the acquisitions of property, plant and equipment on instalment payments totaled R$13 in the Consolidated and R$3 in the Parent Company (September 30, 2023: R$378 in the Consolidated and R$350 in the Parent Company).

Based on Management's analysis, the carrying amount does not exceed its recoverable amount on September 30, 2024.

12 Intangible assets

					Consolidated
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Net book value	**2,087**	**320**	**433**	**182**	**3,022**
Cost	2,087	566	1,268	461	4,382
Accumulated amortization		(246)	(835)	(279)	(1,360)
Balance as of December 31, 2022	**2,087**	**320**	**433**	**182**	**3,022**
Acquisitions			83		83
Ativos decorrentes da aquisição da Wise	75				75
Foreign currency translation adjustment	13	17	3	(22)	11
Amortization		(8)	(63)	(13)	(84)
Net book value	**2,175**	**329**	**456**	**147**	**3,107**
Cost	2,175	583	1,354	439	4,551
Accumulated amortization		(254)	(898)	(292)	(1,444)
Balances at June 30, 2023	**2,175**	**329**	**456**	**147**	**3,107**
Net book value	**2,173**	**323**	**468**	**144**	**3,108**
Cost	2,173	581	1,386	440	4,580
Accumulated amortization		(258)	(918)	(296)	(1,472)
Balance as of December 31, 2023	**2,173**	**323**	**468**	**144**	**3,108**
Acquisitions			163		163
Foreign currency translation adjustment	5	(4)	2	6	9
Disposals due to sale of investments in subsidiaries			(2)		(2)
Other write-offs			(1)		(1)
Amortization		(8)	(60)	(17)	(85)
Net book value	**2,178**	**311**	**570**	**133**	**3,192**
Cost	2,178	577	1,550	446	4,751
Accumulated amortization		(266)	(980)	(313)	(1,559)
Balances at June 30, 2024	**2,178**	**311**	**570**	**133**	**3,192**

					Parent company
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Net book value	2,059	63	326	113	2,561
Cost	2,059	251	931	391	3,632
Accumulated amortization		(188)	(605)	(278)	(1,071)
Balance as of December 31, 2022	**2,059**	**63**	**326**	**113**	**2,561**
Acquisitions			62		62
Amortization		(3)	(40)	(13)	(56)
Net book value	**2,059**	**60**	**348**	**100**	**2,567**
Cost	2,059	251	993	391	3,694
Accumulated amortization		(191)	(645)	(291)	(1,127)
Balances at June 30, 2023	**2,059**	**60**	**348**	**100**	**2,567**
Net book value	**2,059**	**58**	**363**	**96**	**2,576**
Cost	2,059	251	1,020	391	3,721
Accumulated amortization		(193)	(657)	(295)	(1,145)
Balance as of December 31, 2023	**2,059**	**58**	**363**	**96**	**2,576**
Acquisitions			21		34
Amortization		(3)	(37)	(13)	(53)
Net book value	**2,059**	**55**	**347**	**83**	**2,544**
Cost	2,059	251	1,041	391	3,742
Accumulated amortization		(196)	(694)	(308)	(1,198)
Balances at June 30, 2024	**2,059**	**55**	**347**	**83**	**2,544**

All amounts in thousands Reais, except as otherwise stated

13 Right-of-use assets and lease liability

(a) Right-of-use assets

							Consolidated
	Balance as of 12/31/2023	Additions	Depreciation	Disposal	Remensuration (i)	Foreign currency translation adjustment	Balance as of 9/30//2024
Rail cars	821		(129)	(69)	5	58	686
Machinery and equipment	1,592	27	(360)	(1)	12	3	1,273
Vessels	911		(224)		2	61	750
Buildings and constructions	306	241	(67)		(3)	11	488
Vehicles	186		(51)		18		153
Computer equipment and goods	4		(1)		(1)		2
Total	3,820	268	(832)	(70)	33	133	3,352

							Consolidated
	Balance as of 12/31/2022	Additions	Depreciation	Disposal	Remensuration (i)	Foreign currency translation adjustment	Balance as of 9/30/2023
Rail cars	827	191	(127)	(4)		(16)	871
Machinery and equipment	1,603	186	(379)			1	1,411
Vessels	1,132	181	(221)			(5)	1,087
Buildings and constructions	280	26	(62)			(8)	236
Vehicles	106	2	(26)				82
Computer equipment and goods	5	5	(3)	(1)			6
Total	3,953	591	(818)	(5)		(28)	3,693

						Parent company
	Balance as of 12/31/2023	Additions	Disposal	Depreciation	Remensuration (i)	Balance as of 9/30//2024
Machinery and equipment	1,472	27	(1)	(288)	9	1,219
Vessels	362			(100)	(5)	257
Buildings and constructions	155	48		(48)	8	163
Vehicles	181			(49)	18	150
Computer equipment and goods	5			(1)	(2)	2
Total	2,175	75	(1)	(486)	28	1,791

						Parent company
	Balance as of 12/31/2022	Additions	Disposal	Depreciation	Remensuration (i)	Balance as of 9/30/2023
Machinery and equipment	1,562	17		(259)		1,320
Vessels	429	48		(133)		344
Buildings and constructions	125	18		(46)		97
Vehicles	104			(25)		79
Computer equipment and goods	5	5		(3)		7
Total	2,225	88		(466)		1,847

(i)Remeasurement of balances due to changes in contract payment flows.

All amounts in thousands Reais, except as otherwise stated

(b) Lease liability

		Consolidated		Parent company	
		Sep/24	Sep/23	Sep/24	Sep/23
Balance at the beginning of the period		**3,933**	**4,241**	**2,329**	**2,452**
New contracts		268	560	75	89
Disposals		(37)	(5)	(7)	(1)
Remensuration	(i)	33		28	
Interests and monetary and exchange variations, net		381	6	246	53
Currancy translation adjustments		148	(31)		
Payments		(744)	(840)	(466)	(449)
Interest paid		(183)	(182)	(135)	(117)
Balance at the end of the period	**(ii)**	**3,799**	**3,749**	**2,070**	**2,027**
Current liability		888	852	477	461
Non-current liability		2,911	2,897	1,593	1,566
Total		**3,799**	**3,749**	**2,070**	**2,027**

(i) Remeasurement of balances due to changes in contract payment flows.

(ii) On September 30, 2024 the lease liability from Braskem Idesa is equal to R$62 (September 30, 2023: R$301).

Additions and disposals of leasing that did not affect the cash flow in the period ended on September 30, 2024 were R$156 in the Consolidated (R$314 in the period ended September 30, 2023) and R$53 in the Parent Company (R$40 in the period ended September 30, 2023).

(c) Leases not initiated

The Company have lease agreements not initiated on September 30, 2024, but that already have contractual commitment. The present value of the commitments corresponds to R$1,835. Those commitments are agreements related to the construction of six ships to transport raw materials and finished products, which are expected to be delivered between the first quarter of 2025 and the second quarter of 2027. The cash flows related to the agreements are shown below:

	Consolidated	
	Discounted	Not discounted
	Sep/24	Sep/24
2025	110	116
2026	126	143
2027	190	230
2028	199	257
2029+	1,210	2,248
Total	**1,835**	**2,994**

All amounts in thousands Reais, except as otherwise stated

14 Trade payables

	Note	Consolidated		Parent company	
		Sep/24	Dec/23	Sep/24	Dec/23
Domestic market					
Third parties		1,495	1,454	1,343	1,445
Third parties (forfait)	(i)	622	671	622	671
Total Third parties		*2,117*	*2,125*	*1,965*	*2,116*
Related parties		627	256	862	289
Related parties (forfait)	(i)	878	847	878	847
Total Related parties	8	*1,505*	*1,103*	*1,740*	*1,136*
Foreign market	(ii)				
Third parties		11,912	9,993	243	361
Related parties	8			12,399	9,618
		15,534	**13,221**	**16,347**	**13,231**
Current liabilities		15,533	13,221	16,346	13,231
Non-current liabilities	(iii)	1		1	
Total		**15,534**	**13,221**	**16,347**	**13,231**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon acceptance of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same original conditions of the amount and the payment term maintained.

(ii) Includes R$8.8 billion (2023: R$7.3 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) In the statement of financial position, the balance of non-current liabilities is presented under Other liabilities.

All amounts in thousands Reais, except as otherwise stated

15 Borrowings and debentures

(a) Borrowings

		Annual stated interest rate (%)	Maturity	Consolidated Sep/24	Dec/23
Foreign currency					
Bonds		Note 15 (c)		35,525	31,980
Loans indexed to SOFR	(i)	1.64	Oct/2024 to Feb/2031	5,100	5,604
Other		5.65	Oct/2024 to Aug/2028	338	58
Transactions costs				(474)	(478)
				40,489	37,164
Local currency					
Debentures		Note 15 (d)		3,141	3,910
Loans indexed to IPCA		6.04	Oct/2024 to Jan/2031	302	341
Loans indexed to CDI		1.48	Oct/2024 to Jul/2027	832	830
Other		6.96	Oct/2024 to May/2026	11	19
Transactions costs				(22)	(28)
				4,264	5,072
Foreign currency and local currency					
Current liabilities				1,834	2,029
Non-current liabilities				42,919	40,207
Total				**44,753**	**42,236**

(i) Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$2,208 from credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$602 from Credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency; and (c) R$90 from credit facility contracted by Braskem with a term of 7 years and guarantee of its own assets.

(b) Payment schedule

The maturity profile of the long-term borrowings is as follows:

	Consolidated Sep/24	Dec/23
2025	184	579
2026	1,897	1,743
2027	1,892	2,208
2028	7,551	6,769
2029	2,118	2,850
2030	8,443	7,527
2031	4,851	4,328
2032	103	105
2033	5,443	4,837
2035 and thereafter	10,437	9,261
Total	**42,919**	**40,207**

All amounts in thousands Reais, except as otherwise stated

(c) Bonds

Issuance date		Maturity	Interest (% per year)	Consolidated Sep/24	Dec/23
Jul-2011 and jul-2012		Jul-2041	7.125	3,125	2,825
Oct-2017		Jan-2028	4.500	6,453	5,798
Nov-2019		Jan-2030	4.500	8,195	7,364
Nov-2019		Jan-2050	5.875	4,126	3,720
Jul-2020	(i)	Jan-2081	8.500	3,409	3,077
Feb-2023		Feb-2033	7.250	5,501	4,976
Sep-2023		Jan-2031	8.500	4,716	4,220
Total				**35,525**	**31,980**

(i) The bond can be repaid by the Company at par value, for 90-day periods prior to any redefinition of interest rates, with the first redefinition in January 2026 and the other redefinitions every 5 years subsequently.

Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem's current or future senior debts.

On October 15, 2024, Braskem Finance issued new 10-year debt securities abroad with an interest rate of 8.000% and a total amount of USD 850 million. On November 6, 2024, Braskem Finance completed the tender offer for subordinated notes maturing in 2081, having repurchased USD 369 million principal amount of the notes. In addition to this repurchase, the issuance of debt securities will be used for general corporate purposes.

(d) Debentures

Issuance date		Issuer	Series	Maturity	Annual financial charges (%)	Consolidated Sep/24	Dec/23
mar-2013	(i)	DAC	Only	mar-2025	IPCA + 6.00		64
sep-2013	(i)	Cetrel	Only	sep-2025	126.5% of CDI		22
jan-2022	(ii)	Braskem	1ª	dec-2028	IPCA + 5.54	675	644
jan-2022	(ii)	Braskem	2ª	dec-2031	IPCA + 5.57	161	154
may-2022	(iii)	Braskem	1ª	may-2029	CDI + 1.75	791	769
may-2022	(iii)	Braskem	2ª	may-2032	CDI + 2.00	256	248
aug-2022	(iii)	Braskem	Only	aug-2029	CDI + 1.75		787
nov-2022	(iii)	Braskem	1ª	nov-2029	CDI + 1.70	1,157	1,124
nov-2022	(iii)	Braskem	2ª	nov-2032	CDI + 1.95	101	98
						3,141	**3,910**

(i) On September 30, 2024, the balances of Cetrel and DAC were written off, as per note 1.

(ii) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(iii) Unsecured debentures. The debentures issued in August 2022 were fully prepaid in April 2024.

All amounts in thousands Reais, except as otherwise stated

16 Braskem Idesa borrowings

Identification		Maturity	Currency and annual stated interest rate (%)	Consolidated Set/24	Dec/23
Bonds					
Bond I	(i)	nov-2029	Us dollar exchange variation + 7.45	5,028	4,383
Bond II	(ii)	feb-2032	Us dollar exchange variation + 6.99	6,573	5,936
				11,601	10,319
Others					
	(iii)	oct-2026	Us dollar exchange variation + quarterly Term SOFR + 4.25	644	625
	(iv)	oct-2028	Us dollar exchange variation + semianual Term SOFR + 3.00	1,268	766
				1,912	1,391
Transactions costs				(382)	(460)
Total				13,131	11,250
Current liabilities				770	739
Non-current liabilities				12,361	10,511
Total				13,131	11,250

(i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(iii) On March 28, 2024, Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 30, 2025. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt because the waiver did not cover at least 12 months, the entire balance, in the amount of R$476, is classified as current liabilities (2023: R$502). Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables).

(iv) Financing taken by Terminal Química for the construction of the ethane import terminal in Mexico, in which Braskem committed to provide capital support to cover 50% of the obligations of contingent capital contribution within the financing of the Terminal Química, with the other 50% provided by the other shareholder.

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a position of cash and cash equivalents of R$1,287 as of September 30, 2024 (2023: R$1,562).

The amount of the borrowings with maturities in the long term are as follows:

	Consolidated Set/24	Dec/23
2028	1,031	466
2029	4,841	4,290
2032	6,489	5,755
Total	12,361	10,511

All amounts in thousands Reais, except as otherwise stated

17 Reconciliation of financial activities in the statement of cash flow

					Consolidated
	Borrowings and debentures	Braskem Idesa financing	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2023	**42,236**	**11,250**	**2,490**	**3,933**	**10**
Issued	791	611			
Payments	(2,384)	(218)		(744)	(6)
Cash generated (used) in financing activities	**(1,593)**	**393**		**(744)**	**(6)**
Other changes					
Interest paid	(2,670)	(741)		(183)	
Interest and monetary and exchange variations, net	2,835	2,713	583	381	
VAT on loan			43		
New contracts				268	
Remensuration				33	
Disposal				(37)	
Currency translation adjustments	4,041	(484)	(105)	148	
Transfer to related liabilities to assets for sale	(96)				
	4,110	**1,488**	**521**	**610**	
Balances at September 30, 2024	**44,753**	**13,131**	**3,011**	**3,799**	**4**
Current	1,834	770		888	4
Non current	42,919	12,361	3,011	2,911	
Total	**44,753**	**13,131**	**3,011**	**3,799**	**4**

				Parent company
	Borrowings and debentures	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2023	**9,679**	**37,138**	**2,329**	**10**
Issued	518	37		
Payments	(1,879)	(2,609)	(466)	
Cash used in financing activities	**(1,361)**	**(2,572)**	**(466)**	
Other changes				
Interest paid	(551)		(135)	
Interest and monetary and exchange variations, net	1,235	7,276	246	
New contracts			75	
Remensuration			28	
Disposal			(7)	
	684	**7,276**	**207**	
Balances at September 30, 2024	**9,002**	**41,842**	**2,070**	**10**
Current	870	4,624	477	10
Non current	8,132	37,218	1,593	
Total	**9,002**	**41,842**	**2,070**	**10**

All amounts in thousands Reais, except as otherwise stated

18 Financial instruments

18.1 Non-derivative financial instruments: consolidated

	Note	Classification by category	Fair value hierarchy	Book value Sep/24	Book value Dec/23	Fair value Sep/24	Fair value Dec/23
Cash and cash equivalents	4						
Cash and banks		Amortized cost		5,770	5,339	5,770	5,339
Financial investments in Brazil		FVTPL	Level 2	6,149	8,848	6,149	8,848
				11,919	**14,187**	**11,919**	**14,187**
Financial investments	5						
LFT´s and LF´s		FVTPL	Level 2	2,059	4,680	2,059	4,680
Other		FVTPL	Level 2	400	294	400	294
				2,459	**4,974**	**2,459**	**4,974**
Trade accounts receivable	6						
		Amortized cost		**3,470**	**2,910**	**3,470**	**2,910**
		FVOCI	Level 2	**54**		**54**	
				3,524	**2,910**	**3,524**	**2,910**
Trade payables	14	Amortized cost		**15,534**	**13,221**	**15,534**	**13,221**
Borrowings	15	Amortized cost					
Foreign currency - Bond			Level 1	35,525	31,980	33,361	26,004
Foreign currency - other borrowings			Level 2	5,438	5,662	5,397	5,434
Local currency - other borrowings			Level 2	1,145	1,190	1,091	1,542
Local currency - Debentures			Level 2	3,141	3,910	2,292	3,314
				45,249	**42,743**	**42,141**	**36,294**
Braskem Idesa borrowings	16	Amortized cost					
Bond			Level 1	11,601	10,319	11,182	6,153
Others			Level 2	1,912	1,391	1,643	1,243
				13,513	**11,710**	**12,825**	**7,396**
Loan from non-controlling shareholder of Braskem Idesa	8(a)	Amortized cost		**3,011**	**2,490**	**2,982**	**2,555**
Leniency agreement	21(a)	Amortized cost		**736**	**1,016**	**736**	**1,016**

FVTPL - Fair value through profit or loss
FVOCI - Fair value through other comprehensive income

All amounts in thousands Reais, except as otherwise stated

18.2 Derivative financial instruments

Identification	Note	Operation characteristics: Principal exposure	Operation characteristics: Derivatives	Net (Asset)/ Liability Dec/23	Change in fair value	Financial settlement	Net (Asset)/ Liability Set/24
Non-hedge accounting transactions							
BTS - Swap Nafta/Gasoline		Gasoline	Naphtha	(3)	17	(30)	(16)
Energy contracts		Energy contracts		(6)	55		49
Terminal Química - Swap		SOFR variable rate	SOFR fixed rate	62	15		77
				53	**87**	**(30)**	**110**
Hedge accounting transactions							
Braskem S.A. - Dollar call and put options	(a.i)	Real	Dollar	(37)	1,464	(1,395)	32
Braskem S.A. - Dollar swap CDI	(a.ii)	Real	Dollar+Fixed rates	(36)	19	17	
Braskem S.A. - Swap CRA	(a.iii)	Real	Fixed rates	(128)	83	8	(37)
				(201)	**1,566**	**(1,370)**	**(5)**
Derivatives							
Assets							
Current assets				137			294
Non-current assets				210			202
Total				347			496
Liabilities							
Current liabilities				58			324
Non-current liabilities				141			277
Non-current liabilities				199			601
Balance - Liabilities (-) assets				**(148)**			**105**

(a) Hedge accounting transactions

(a.i) US$ call and put options

On September 30, 2024, the Company holds a total notional amount of put options of US$1.4 billion (R$6.4 billion), with an average strike price of 4.6 R$/US$ and notional amount of call options of US$1.0 billion (R$6.4 billion), with an average strike price of 6.61 R$/US$. The operations have a maximum term of 24 months.

As the object of hedge, future sales in Brazilian real pegged to U.S. dollar were designated, with the months of recognition always coinciding with those of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

(a.ii) US$ Swap CDI Dollar

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.3 billion, with annual maturities for the next six years. The amount paid o January of 2020 was subjected to IPCA variation. All others maturity is subjected to the variation of CDI. These operations were designated to cash flow hedge, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the fair value adjustment of the effective portion of the hedge will be recognized in OCI and will be recognized in the financial result only upon the maturity of each installment.

All amounts in thousands Reais, except as otherwise stated

(a.iii) Swaps - CRA

In March 2022, Braskem contracted swap operations to offset a part of the IPCA variation resulting from the financing referred to in Note 15 (a).

Identification	Total nominal value R$	Hedge (interest rate per year)	Maturity	Fair value, net Sep/24	Dec/23
Swaps CRA	600	3.3143%	dec-2028	24	98
Swaps CRA	141	3.3742%	dec-2031	13	30
Total	**741**			**37**	**128**

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.1) Future exports in dollar – Braskem S.A.

On September 30, 2024, the exports that were designated not yet realized and not discontinued, and the maturities of consolidated designated financial liabilities are shown below:

	US$	Gross nominal R$
2025	800	4,358
2028	1,250	6,810
2029	500	2,724
2030	800	4,358
2031	800	4,358
2032	600	3,269
2033	400	2,179
	5,150	**28,056**

There were no discontinuations in the nine-month period ended September 30, 2024.

The following table provides the balance of discontinued hedge accounting as of September 30, 2024, because of the advance payment made for the hedging instrument, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge discontinued - Fourth quarter 2024	200	2.0017	5.6430	728
Hedge discontinued - Fourth quarter 2032	200	4.0213	5.2177	239
	400			**967**

The following table provides the balances of exchange variation recognized in the Company's financial income (expenses) due to the realization of exports designated for this hedge for the nine-month period ended September 30, 2024:

All amounts in thousands Reais, except as otherwise stated

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	114	2.0017	5.2078	365
Second quarter	175	2.0017	5.1133	545
Third quarter	200	2.0017	5.6430	728
	489			**1,638**

The changes in foreign exchange variation and taxes under other comprehensive income of this hedge are as follows:

	Exchange variation	Tax	Net effect
Balances at December 31, 2023	**(6,407)**	**2,179**	**(4,228)**
Exchange variation recorded in the period on OCI	(3,173)	1,079	(2,094)
Exchange variation transferred to profit or loss	1,638	(557)	1,081
Balances at September 30, 2024	**(7,942)**	**2,701**	**(5,241)**

(a.ii) Future sales in USD – Braskem Idesa

As of September 30, 2024, designated sales and financial liabilities designated to hedge them were as follows:

	US$	Gross nominal R$
2024	11	61
2025	23	123
2026	308	1,675
2027	225	1,226
2028	525	2,860
2029	525	2,860
2030	300	1,634
2031	300	1,634
	2,217	**12,073**

In the nine-month period ended September 30, 2024, there were no discontinuations.

The following table provides the balance of discontinued hedge accounting as of September 30, 2024, because of the advance payment made for the hedging instrument, which is recorded in Braskem Idesa's OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

All amounts in thousands Reais, except as otherwise stated

Discontinuation in:	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value - R$
May, 2016	8	13.4541	17.9915	38	11
December, 2019	384	13.6669	19.6113	2,280	631
December, 2019	14	13.4541	19.3247	80	22
October, 2021	660	13.6657	20.3587	4,416	1,223
	1,066			6,814	1,887

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for hedge accounting over the course of the nine-month period ended September 30, 2024:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value - R$
First quarter	89	13.6517	20.1246	573	167
Second quarter	102	12.1390	17.4925	544	166
Third quarter	90	13.6509	20.1286	585	169
	281			1,702	502

The changes in foreign exchange variation and taxes in other comprehensive income are as follows:

	Exchange variation	Tax	Net effect
Balances at December 31, 2023	**1,030**	**(308)**	**722**
Exchange variation recorded in the period on OCI	(1,792)	538	(1,254)
Exchange variation transferred to profit or loss	502	(151)	351
Balances at September 30, 2024	**(260)**	**79**	**(181)**

18.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

All amounts in thousands Reais, except as otherwise stated

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

			(%)
		Sep/24	Dec/23
Minimal risk		70.26	65.62
Low risk		15.46	19.33
Medium risk		7.69	6.37
High risk		6.40	8.28
Very high risk	(i)	0.19	0.40

(i) Clients in this group that are still actively purchasing from the Company and paying in advance.

For the export market, approximately 84% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 25% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy:

				Sep/24			Dec/23
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk assessment							
AAA		5,992	5,193	11,185	11,438	2,493	13,931
AA+		152		152	140		140
AA		103		103	130		130
AA-		232		232	249		249
A+			1,469	1,469	1	3,072	3,073
A		169	584	753	32	506	538
A-		7	293	300	4	815	819
BBB			11	11		49	49
		6,655	7,550	14,205	11,994	6,935	18,929
Financial assets without risk assessment							
Other financial assets with no risk assessment	(i)	173		173	149	83	232
		173		173	149	83	232
Total		**6,828**	**7,550**	**14,378**	**12,143**	**7,018**	**19,161**

(i) Investments approved by the Management, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

All amounts in thousands Reais, except as otherwise stated

(a) Selection of risks

On September 30, 2024, the main risks that can affect the value of Company's financial instruments are:

- US$/R$ exchange rate;
- IPCA inflation rate;
- Selic and CDI interest rates;
- SOFR interest rate;
- Euro/R$ exchange rate; and
- Forward energy price.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the U.S. dollar-Brazilian real exchange rate, the Selic interest rate, the CDI interest rate and the IPCA interest rate as at September 30, 2024.

According to the Market Readout, at the end of 2024, US$1 will remain at approximately R$5.40, while the Selic rate should reach 11.75% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the SOFR interest rates, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in September 2024, in comparison with the current level of the Federal Funds rate on September 30, 2024.

For the Euro scenario, the market expectation for the end of the current year is used, according to the B3 curve on the date of the report. For the energy scenario, market forward prices were obtained through the Dcide.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

<u>Uncertainties of the current context</u>

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date September 30, 2024. Given the instability in the current economic scenario resulting from geopolitical conflicts, monetary tightening to combat global inflationary pressures and their macroeconomic consequences, interest rates and foreign exchange rates have been affected frequently. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable at the end of September 2024, according to the aforementioned.

All amounts in thousands Reais, except as otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

			Additional variation to the book value		
					Gain (losses)
Instrument / Sensitivity	Note	Exposure value as of September 30, 2024	Probable (USDBRL 5,40)	Reasonably possible (USDBRL 6,11)	Possible (USDBRL 7,45)
Brazilian real/U.S. dollar exchange rate					
Bonds		(47,126)	416	(5,759)	(17,277)
Investments		(1,511)	13	(185)	(554)
SACE	15(c.i)	(1,198)	11	(146)	(439)
Dollar call and put options	(i)	(32)	14	(117)	(936)
Dollar swap x CDI (liability)		(189)	1	(23)	(69)
Monforte	15(c.ii)	(90)	1	(11)	(33)
Nexi	15(c.iii.iv)	(81)	1	(10)	(30)
Other financing		(1,978)	17	(242)	(725)
Financial investments abroad		6,430	(57)	786	2,357
Dollar swap x IPCA (Liability)		(734)	197	(90)	(269)
Export credit notes		(274)	2	(33)	(100)
Trade accounts receivable		3,665	(32)	448	1,344
Export prepayments		(1,886)	17	(230)	(691)

				Gain (losses)
Instrument / Sensitivity	Exposure value as of September 30, 2024	Probable (11,75%)	Reasonably possible (14,62%)	Possible (20,36%)
CDI interest rate				
Debentures	(2,305)		(437)	(1,500)
Financial investments in local currency	6,660		170	511
Export credit notes	(335)		(25)	(78)
Note of rural product (CPR)	(496)		(22)	(68)
Dollar swap x CDI (asset)	190			
Leniency agreement	(698)		(5)	(16)

				Gain (losses)
Instrument / Sensitivity	Exposure value as of September 30, 2024	Probable (4,37%)	Reasonably possible (6,37%)	Possible (10,15%)
IPCA interest rate				
BNDES	(302)	1	(50)	(163)
Debêntures - CRA	(836)	3	(117)	(382)
Dollar swap x IPCA (Asset)	771	98	73	237

				Gain (losses)
Instrument / Sensitivity	Exposure value as of September 30, 2024	Probable (4,59%)	Reasonably possible (9,39%)	Possible (19,00%)
SOFR interest rate				
Export prepayments	(1,886)	19	(192)	(575)
Export credit notes	(274)		(2)	(7)
Nexi	(81)	2	(17)	(50)
SACE	(1,198)	20	(199)	(597)
MONFORTE	(90)	1	(6)	(19)
Investments	(1,511)	23	(237)	(710)
Terminal Quimica - Swap	(77)			
Other financing	(1,912)	24	(243)	(729)

				Gain (losses)
Instrument / Sensitivity	Exposure value as of September 30, 2024	Probable (EURBRL 5,44)	Reasonably possible (EURBRL 6,79)	Possible (EURBRL 8,22)
Brazilian real/EUR exchange rate				
Trade accounts receivable	564	8	67	200

				Gain (losses)
Instrument / Sensitivity	Exposure value as of September 30, 2024	Probable base	Reasonably possible Var 3,60%	Possible Var 10,63%
Electrical energy forward				
Energy contracts	(49)		(7)	(27)

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands Reais, except as otherwise stated

19 Taxes payable

	Consolidated		Parent company	
	Sep/24	Dec/23	Sep/24	Dec/23
Parent company and Brazilian subsidiaries				
IPI	89	66	89	66
ICMS	318	227	312	223
PIS and COFINS	25	29	21	25
Other	35	9	35	5
Foreign subsidiaries				
Value-added tax	95	119		
Tax on financial income	151	143		
Total	**713**	**593**	**457**	**319**
Current liabilities	505	387	400	319
Non-current liabilities	208	206	57	
Total	**713**	**593**	**457**	**319**

20 Income tax

(a) Amounts recognized in profit and loss

		Consolidated		Parent company	
	Note	Sep/24	Sep/23	Sep/24	Sep/23
Loss before IR and CSL		**(9,404)**	**(4,366)**	**(8,169)**	**(3,997)**
IR and CSL at the rate of 34%		3,197	1,484	2,777	1,359
Permanent adjustments to the IR and CSL calculation basis					
IR and CSL on equity in results of investees		(11)	3	341	779
Thin capitalization		(779)	(436)	(779)	(436)
Gain on the sale of subsidiary Cetrel	1	152		152	
Difference of rate applicable to each country		763	939		
Tax benefits			(987)		(797)
International Tax Reform - Pilar Two	(22(e))	(180)			
Other permanent adjustments		97	224	5	88
Effect of IR and CSL on results of operations		**3,239**	**1,227**	**2,496**	**993**
Current IR and CSL expense		(214)	(363)	(3)	(1)
Current IR - Pilar Two		(180)			
Deferred IR and CSL expense		3,633	1,590	2,499	994
Total		**3,239**	**1,227**	**2,496**	**993**
Effective rate		**34.4%**	**28.1%**	**30.6%**	**24.8%**

All amounts in thousands Reais, except as otherwise stated

(b) Deferred income tax and social contribution

	Consolidated		Parent company	
Asset	**Sep/24**	**Dec/23**	**Sep/24**	**Dec/23**
Tax losses (IR) and negative base (CSL)	5,944	3,885	3,445	2,078
Exchange variations	4,104	2,069	4,104	2,069
Temporary adjustments	4,308	3,922	3,080	3,420
Lease	1,570	1,626	1,054	1,115
Tax credits	781	781	781	781
Other	119	150	103	127
	16,826	**12,433**	**12,567**	**9,590**
Liability				
Amortization of goodwill	716	721	716	716
Tax depreciation	4,281	4,056	1,334	1,263
PIS/COFINS credit - exclusion of ICMS from the calculation basis	189	189	189	189
Temporary adjustments	154	187		
Right of use of assets	1,459	1,593	959	1,062
Present value adjustment and amortized cost	628	758	329	358
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	126	115	126	150
Other	71	48	5	6
	7,624	**7,667**	**3,658**	**3,744**

(c) Offset for the purpose of presentation in the consolidated statement of financial position

			Sep/24			Dec/23
	Deferred tax assets	**Deferred tax liabilities**	**Balance**	**Deferred tax assets**	**Deferred tax liabilities**	**Balance**
Braskem	12,567	(3,658)	8,909	9,590	(3,744)	5,846
Braskem Argentina		(5)	(5)		(6)	(6)
Braskem America	424	(1,539)	(1,115)	390	(1,364)	(974)
Braskem Alemanha	43	(16)	27	24	(15)	9
Braskem Green		(23)	(23)			
Braskem Holanda	105	(1)	104	91	12	103
Braskem Idesa	3,194	(2,202)	992	1,840	(2,531)	(691)
Braskem Mexico Serviços	41		41	59		59
Braskem Mexico	234	(22)	212	333		333
B&TC	5	(12)	(7)	4	(8)	(4)
BTS	130	(143)	(13)			
Cetrel				34	(4)	30
DAC				25	(2)	23
Terminal Quimica	38		38	13		13
Voqen	17		17		(2)	(2)
Wise	28	(3)	25	30	(3)	27
	16,826	**(7,624)**	**9,202**	**12,433**	**(7,667)**	**4,766**
Deferred tax assets			10,365			6,443
Deferred tax liabilities			(1,163)			(1,677)
Balance			**9,202**			**4,766**

All amounts in thousands Reais, except as otherwise stated

(d) Realization of deferred tax assets

In the period ended as of September 30, 2024, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount.

(e) International Tax Reform – Pillar two

The Company is within the scope of the International Tax Reform – Pillar two model rules and operates in Netherlands and Germany, which have already effective new legislation, from January 1, 2024, however, the Company only recorded additional income taxes in the Netherlands, where its effective rate is less than 15%.

No other jurisdiction in which the Company has operations has enacted the new legislation and, furthermore, the effective rate in these regions is greater than 15%. Therefore, the Company does not expect any additional impact on its financial statements.

The Company applied mandatory temporary exemption to the recognition of deferred taxes for the impacts of the complementary tax rate and assessed the new disclosures required about Pillar Two exposures.

21 Sundry provisions

	Consolidated		Parent company	
	Sep/24	Dec/23	Sep/24	Dec/23
Leniency agreement (a)	736	1,016	736	1,016
Provision for environmental damages	903	928	903	887
Provision for customers rebates	179	161	96	93
Other	97	120	97	88
Total	**1,915**	**2,225**	**1,832**	**2,084**
Current liabilities	1,254	1,282	1,171	1,197
Non-current liabilities	661	943	661	887
Total	**1,915**	**2,225**	**1,832**	**2,084**

(a) Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the

All amounts in thousands Reais, except as otherwise stated

State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement, and no additional payments by the Company are expected.

Since 2016, The Company has already paid R$3,405 distributed as shown below:

Agreements signed with:	AGU CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	1,213	297	407	1,282	206	3,405

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company's integrity program, and also presented the closing of the monitorship.

In February 2024, a decision was rendered by the Federal Supreme Court, within the scope of the Action against the Violation of a Constitutional Fundamental Right No. 1051, determining the renegotiation of leniency agreements, which is why the payment obligations of the Company's AGU/CGU Agreement are suspended as of this reporting date.

On September 30, 2024, the balance payable is R$736 recorded as current liabilities.

22 Provisions for legal proceedings

22.1 Claims with probable chance of loss

		Consolidated		Parent company	
		Sep/24	Dec/23	Sep/24	Dec/23
Labor claims		187	186	187	183
Tax claims					
IR and CSL		35	51	35	51
PIS and Cofins		247	241	247	241
ICMS	(a)	19	366	19	366
Other tax claims		86	19	86	16
		387	**677**	**387**	**674**
Corporate claims		116	111	116	111
Civil claims and other		141	121	141	121
		831	**1,095**	**831**	**1,089**

(a) In February 2024, the São Paulo State Prosecution Office ("PGE") published Resolution 6/24 that rules the "São Paulo State Agreement," a program created with the enactment of State Law 17.843 allowing the regularization of ICMS debts with discounts on interest, fines and lawyers' fees. In March 2024, PGE accepted the Company's request to include two lawsuits, reducing the total contingency amount from R$349 to R$66 and authorizing the payment in 120 monthly installments, from April 2024 to March 2034. On September 30, 2024, the payable balance is R$64, presented under Taxes payable (R$7 under current liabilities and R$57 under non-current liabilities).

All amounts in thousands Reais, except as otherwise stated

22.2 Contingent liabilities

		Consolidated	
	Note	Sep/24	Dec/23
Tax claims	(a)	24,148	26,216
Civil claims - Alagoas	23.1	9,051	8,971
Civil claims - Other		776	740
Social security claims		802	824
Environmental claims		765	689
Labor claims		618	513
Other lawsuits		369	424
Total		**36,529**	**38,377**

IR/CSL: Tax-deficiency notices for calendar years 2015, 2016, 2018 and 2019, due to the non-recognition of the application of the Agreement between Brazil and the Netherlands to avoid double taxation, which establishes that profits earned by Dutch companies are not taxed in Brazil at the end of each fiscal year. The notice for the calendar years 2018 and 2019, received in 2023, also involved the non-deductibility of interest as a result of a different understanding regarding the thin capitalization limit and its resulting tax effects. The updated amount of the uncertain tax treatment includes periods for which tax-deficiency notices were issued and not issued. Due to the determination of tax loss by the Company in the calendar year 2023, the amount related to this period was calculated considering only the principal amount, not including the penalty and interest amounts. The amount related to the calendar year 2017 was excluded from this contingency due to lapse of time. In addition to including the amount for the calendar year 2023, the amount related to the calendar year 2020 was also added, in light of the issue of the statutory financial statements of the Dutch entities. Regarding the period not included in the tax-deficiency notice, in the period ended on June 30, 2024, the income tax calculated annually and duly paid by the Dutch entities was deducted, in accordance with the definitive proofs of payment issued by the Dutch tax authorities. On September 30, 2024, the total contingency amount is R$14.7 billion (2023: R$18.6 billion). This amount includes the ex-officio fine for the period not considered in the tax-deficiency notice corresponding to R$2.4 billion (2023: R$4.2 billion).

(ii) IR/CSL: Collection due to the non-approval of offsets made using credits resulting from a negative balance. The claims are in the administrative and judicial phases, with performance bond that fully cover the litigated amount having been presented. In the second quarter of 2024, three new tax-deficiency notices were received, resulting in an increase in this contingency. On September 30, 2024, the contingency amount is R$560 (2023: R$185).

(iii) PIS/Cofins*:* In July 2024, the Company was questioned by the Federal Revenue Service about various federal taxes that were offset by non-cumulative PIS and COFINS credits, referring to the period from 2012 to 2018, which were generated by the exclusion of ICMS from the calculation basis of such contributions, as ensured by a final and unappealable court decision in July 2020.

The disallowances were partial and mainly refer to the following topics: (i) credits related to the operations of Braskem Qpar S/A; (ii) use of book-entry credits; and (iii) PIS and COFINS debts extinguished by offsets that are still under discussion in the administrative level and have not been approved.

The updated value of the taxes, whose compensation has not been approved, is R$1.2 billion.

All amounts in thousands Reais, except as otherwise stated

23 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, Alagoas state, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil ("CPRM") issued a report indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. On May 9, 2019, the salt mining operation was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of stability of salt cavities. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i) Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into with State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 23.1 (i);

ii) Agreement with the Labor Prosecution Office in Alagoas (MPT-AL) on February 14, 2020, in the amount of R$40 for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers in the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected. On March 3, 2020, with the ratification of the agreement by the courts, the Public-Interest Civil Action (Reparation for Workers) was extinguished;

iii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation ("ACP Socio-Environmental Reparation") and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as "Agreement for Socio-Environmental Reparation"), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental

All amounts in thousands Reais, except as otherwise stated

impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 23.1 (iii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties;

iv) Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area ("Flexal Agreement"), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and

v) Global Agreement with the Municipality of Maceió ("Global Agreement") ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

		Parent company Consolidated
	Sep/24	Dec/23
Balance at the beginning of the year	**5,240**	**6,627**
Provisions (*)	893	2,307
Payments and reclassifications (**)	(1,486)	(3,826)
Realization of present value adjustment	109	132
Total	**4,756**	**5,240**
Current liability	2,765	2,759
Non-current liability	1,991	2,481
Total	**4,756**	**5,240**

(*) i) The increase in the provision for the period is mainly explained by the update of cost estimative relating to the adjustments to the plan for closing the mining wells, implementation and advancement in the maturity of projects, initiatives and programs present in the actions fronts in Alagoas; ii) inflation adjustment of R$59 (2023: R$114) reported under Financial expenses;

(**) Of this amount, R$1,262 (2023: R$2,686) refers to payments made and R$224 (2023: R$1,140) was reclassified to Other liabilities, which totals a balance of R$715 (2023: R$1,158) referring to accounts payable for the Geological event – Alagoas. In the period, the Company disbursed a total of R$1,762 (2023: R$2,686), of which R$1,262 originated from changes in provisions during the period and R$500 originated from Other liabilities related to the installment paid under the Agreement with the Municipality of Maceió.

All amounts in thousands Reais, except as otherwise stated

The total amounts recorded from the beginning of actions related the geological event until the period ending September 30, 2024, are segregated into the following action fronts:

				Parent company Consolidated
	Accumulated provision	Payments and reclassifications	Realization of present value adjusment	Provision balance
Action fronts				
a. Support for relocating and compensating	5,835	(4,800)	124	1,159
b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters	4,273	(2,949)	177	1,501
c. Social and urban measures	1,897	(802)	167	1,262
d. Additional measures	4,339	(3,614) (*)	109	834
Total	**16,344**	**(12,165)**	**577**	**4,756**

(*) Includes the Global Agreement with the Municipality of Maceió.

a. **Support for relocating and compensating**: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$1,159 (2023: R$1,353) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. **Actions for closing and monitoring the salt cavities, environmental actions and other technical matters**: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. On December 10, 2023, after atypical microseismic activity, cavity 18 collapsed. Technical information available so far indicates that the direct impacts from this event are restricted to the location of this cavity, within the protection area, which has been vacant since April 2020. The collapse of cavity 18 led to the preventive suspension of activities in the protection and surrounding areas, which resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió.

Moreover, in January 2024, the Company, following the advice of specialized consulting firms, decided that the most suitable method for closing the 6 cavities in the Monitoring Group, which were periodically monitored using sonar, was to fill them with solid material (sand). This decision was based on the findings of the latest geomechanical studies.

In addition, it was not possible to achieve the pressurization of 3 cavities planned to be closed by buffering. As a result of extensive analyses, studies, and consultations with experts, the Company decided in September 2024 to fill them with sand, adhering to the experts' recommendation. The decision was presented to the ANM.

The closure plan of 35 mining areas currently considers the following:

All amounts in thousands Reais, except as otherwise stated

i) 16 cavities are recommended to be filled with sand, including the 3 cavities recently added to the group, which would previously be closed by buffering. To date, 6 cavities have already been filled, 3 cavities are in the filling process, and the remaining 7 cavities are in the preparation and planning activities;

(i) 6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures, and the cavity 18, currently undergoing technical studies to confirm its natural filling, indicating that no sand filling measures will be necessary.

ii) 13 cavities must be closed by buffering, a technique that consists of pressurizing the cavity, and for 9 of them the pressurization was confirmed. In the remaining 4 cavities, actions are underway to verify pressurization and additional measures may be necessary. Even for pressurized cavities, stability must continue to be monitored and the closure plan must be periodically reviewed and updated, if necessary, to ensure the definitive stabilization and closure of all mining wells. Any need for additional actions is assessed on an ongoing basis by the Company, with the support of external consultants, based on the most recent data available, which may result in relevant additional costs and expenses that may differ from current estimates and provisions.

All of the Company's actions are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event, being submitted to competent authorities and following the execution timeframe agreed under the closure plan, which is public and regularly revaluated with ANM. The most recent revision of the plan was submitted to the ANM in September 2024. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned balance amount of R$1,501 (2023: R$1,583) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of region's stability.

Regarding environmental actions, in June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined a second specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF, which validated the plan proposed and provided technical suggestions for execution. In February 2023, this environmental plan was approved by the MPF, incorporating the suggestions provided in the additional report. Braskem continues implementing the actions established in the approved environmental plan and sharing the results of its actions with the authorities. Also agreed was that the environmental diagnosis will be updated in December 2025.

As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, a specialized company is preparing a specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity. In the initial assessments performed so far, no alteration in quality of the lake water has been identified.

All amounts in thousands Reais, except as otherwise stated

c. Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 5 have already been completed, 3 are in progress and the remaining projects are in the planning and execution stages. Regarding the Social and Urban Action Plan ("PAS"), 48 actions have already been validated with authorities signatories to the agreement and of these, 3 are being implemented. The balance of the provision is R$1,262 (2023: R$1,369).

d. **Additional measures**: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$834 (2023: R$935).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, detailed in item 23.1 (i), and other new developments in the matter.

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close mining areas may be updated based on the need to adopt technical alternatives to stabilize and permanently close all pressurized cavities, including but not limited to all other points mentioned above. In addition, the assessment of the behavior of cavities could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas ("PRAD").

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM").

In October 2024, the Company became aware of the conclusion of the Federal Police of Alagoas investigation that had been ongoing since 2019. The investigation files remain confidential and must be forwarded to the Public Prosecutor's Office for evaluation, ending the police investigation phase. The Company reiterates that it has

All amounts in thousands Reais, except as otherwise stated

always been at the disposal of authorities and has been providing all information related to salt mining exploration over the course of the investigation.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the claim for the geological event in Alagoas.

23.1 Contingent liabilities – Geological event Alagoas

The contingent liabilities whose loss is assessed as possible by the Company's Management, based on its evaluation and that of its external legal advisors, related the geological event in Alagoas, are disclosed as follows:

	Parent company	
	Consolidated	
	Sep/24	Dec/23
Civil claims - Alagoas (*)	9,051	8,821
Environmental claims - Alagoas	80	73
Total (**)	**9,131**	**8,894**

(*) Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$390.

(**) Comprise the lawsuits with possible loss prognosis detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region.

In the context of this event, the main lawsuits filed against the Company are:

(i) Public-Interest Civil Action ("ACP") filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender's Office – Reparation for Residents

In June 2019, the Company became aware of the Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district

All amounts in thousands Reais, except as otherwise stated

and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into by Braskem and the Alagoas State Prosecutors' Office ("MPE"), the Alagoas State Public Defenders' Office ("DPE"), the Federal Prosecutors' Office ("MPF") and the Federal Public Defenders' Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program implemented by Braskem, for the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement for Compensation of Residents to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company ("Studies") on the potential impact of the geological event on the surface of the region. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account, of which R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment, with minimum working capital of R$100, whose transactions will be verified by an external audit company. On September 30, 2024, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$142 under current assets (2023: R$115). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond, currently in the amount of R$385 (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action (ACP) filed by the Federal Prosecution Office (MPF), Federal Public Defender's Office (DPU) and Alagoas State Prosecution Office (MPE/AL): Reparation for Residents – Map Version 5

On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the MPF, DPU and MPE/AL against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of the Action Plan to address issues related to the identification of the roads and public equipment located in the region. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of relocation) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged

All amounts in thousands Reais, except as otherwise stated

pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions.

On November 30, 2023, the judge rendered a decision granting the injunctive relief based on evidence of the plaintiffs. Against this decision, Braskem proposed suspension of the preliminary injunction and filed an interlocutory appeal. On January 22, 2024, the decision rendered in the interlocutory appeal determined "the immediate suspension of the provisory execution determined by the trial court", which was sustained by the full court until the final and unappealable decision of the interlocutory appeal.

On September 30, 2024, the adjusted amount of this action is R$1.09 billion (2023: R$1.01 billion).

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(iii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

In April 2020, the Company became aware of the Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the Brazilian Development Bank ("BNDES"), formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1.28 billion for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 for indemnification

All amounts in thousands Reais, except as otherwise stated

for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company's Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by the Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021, the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 21, 2023, the 3rd Federal Court of Maceió ratified the full adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS), also ratifying adherence in connection with the Instrument of Partial Adhesion on Urban Mobility.

(iv) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office: Request for Indemnification for Additional Collective Pain and Suffering

In March 2024, the Company became aware of the Public-Interest Civil Action filed by the Public Defender's Office (DPE) which, among others, challenges clause 69 of the Socio-environmental Agreement (payment of R$150 for collective pain and suffering), alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering.

DPE argues that: (i) the payment of the Socio-environmental Agreement would not cover future damages; (ii) the transfer of ownership of the area covered by the PCF to Braskem would violate constitutional principles; (iii) the damage caused should be fairly compensated; (iv) collective existential damages should be compensated; and (v) Braskem should be judged for "illicit profit," to be calculated.

Based on these allegations, it requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio-environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the Program for Financial Compensation must not be sold or pledged. On April 12, 2024, these preliminary claims were rejected by the court.

In the merit, the claims include: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for material damages; (ii) condemning Braskem, as compensation for existential damages, for the loss of all properties that are the subject of the PCF; (iii) condemning Braskem for "illicit profit," with the loss of properties that are the subject of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct (to be calculated in the liquidation of the award); (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice.

The amount of the action filed by DPE is R$150 million.

The Management, based on the opinion of external legal advisors, classifies the likelihood of loss in this action as possible.

(v) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office: Request for partial annulment of the agreements signed within the scope of the PCF and review of the compensation paid for individual pain and suffering

In September 2024, the Company became aware of the Public-Interest Civil Action filed by the DPE, seeking, among other requests, the review of the compensation paid under the PCF for individual pain and suffering, with the partial annulment of the agreements signed within the scope of the PCF and ratified in court, under the following arguments: (i) the standardization of pain and suffering by the PCF; (ii) the use of "domicile" as a criterion by the PCF; and (iii) the injury and state of necessity that allegedly compelled residents to accept settlement proposals involving compensation for pain and suffering.

The DPE also requests the annulment of the clauses of the individual agreements of the PCF that provide for the transfer of ownership/possession of the vacant properties to the Company, and seeks the cancellation of the respective deeds recorded in the Register of Deeds, restoring the ownership and possession of these properties to the previous owners/victims, as well as the amounts of pain and suffering already paid to the assisted parties under the PCF to be considered as an advance on the compensation supposedly due.

The amount of the action filed by DPE is R$5 billion.

The Management, based on the opinion of external legal advisors, classifies the likelihood of loss in this action as remote.

(vi) Public-Interest Civil Action filed by the Federal Public Defender's Office: Refusal of insurance within the scope of Housing Financial System ("SFH")

In November 2021, the Company became aware of the Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed an appeal against the decision, which is pending.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

All amounts in thousands Reais, except as otherwise stated

(vii) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office – Review of terms of the Flexal Agreement

In March 2023, the Company became aware of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On September 30, 2024, the amount of this action is R$2.09 billion (2023: R$1.95 billion).

On January 19, 2024, a decision was rendered judging partially valid the requests made by the DPE to:

(i) deny the request for annulment of the clauses of Flexal Agreement, stating, however, that the settlement described in the agreement must be interpreted as settlement until the date of execution of the agreement, and does not cover property damages related to real estate and their depreciation;

(ii) deny the request for payment of collective pain and suffering;

(iii) grant the payment for pain and suffering while the effects of social isolation persist. The judgment validated the parameters of the program provided in the Flexal Agreement, however it understood that the amounts paid in the program correspond to the period between October 2020 and the date the Flexal Agreement was entered into, therefore payments must continue until the effective requalification of the Flexais region;

(iv) grant the request for indemnity for property damages resulting from the real estate depreciation to be estimated during the phase of fulfillment of the judgment;

(v) determine the development of the case to adjudicate the request for relocation of residents, among others.

The Company, DPE/AL, the State of Alagoas and the Union filed appeals against this decision.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(viii) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas ("FEPEAL") and National Confederation of Fishermen and Aquaculturists ("CNPA"): Fishermen Reparation

In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the "Associations") against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.

All amounts in thousands Reais, except as otherwise stated

As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, and also publishing a material fact notice to the shareholders. These requests were rejected by the Courts.

Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award.

On September 30, 2024, the plaintiffs' claims amount to R$2.07 billion, and the Management, based on the opinion of its external legal advisors, classifies the likelihood of loss in the amount of R$1.73 billion as possible (2023: R$1.61 billion) and the amount of R$345 (2023: R$321) as remote.

(ix) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas ("FEPEAL"): Fishermen Financial Assistance

On December 13, 2023, the Company became aware of the ACP, with request for advance relief, filed by FEPEAL, which requested the payment of an emergency financial assistance to the fishermen who work in Mundaú Lagoon, in the monthly amount of R$1,946.75, while the prohibition imposed by Administrative Rule 77/ Port Authority of Alagoas ("CPAL") of navigating in part of the Lagoon remains.

As a result of negotiations between the parties to the ACP and other institutions, which began in December 2023, to reach an agreement on the matter, on February 7, 2024, an Agreement was entered into between Braskem, FEPEAL, CNPA and DPU, for the payment of indemnification to fishermen and shellfish collectors temporarily affected by the restriction of traffic of boats in the Mundaú Lake, in an area defined by the Port Authority of Alagoas for safety reasons. The agreement envisages the payment by Braskem of an amount equivalent to three minimum wages to up to 1,870 professionals registered with the Ministry of Fishing and Agriculture ("MPA") who can provide evidence of their work in the region. The ratification decision ended the Public-Interest Civil Action, extinguishing the case after examining the merits.

(x) Action against the Violation of a Constitutional Fundamental Right (ADPF) filed by the Alagoas State Governor

On December 18, 2023, the Company was informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed by the Alagoas State Governor before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties.

On December 18, 2023, Braskem presented a statement applying for the denial of the ADPF continuance. On January 10, 2024, the judge rapporteur determined the testimony of Braskem, Municipality of Maceió /AL, State of Alagoas Prosecution Office, Alagoas State Defender's Office and Federal Public Defender's Office and the statement of the Office of the Attorney General and Office for the General Counsel for the Federal Government. These interested parties presented their manifestation, and, on June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance, an appeal having been filed by the author of the action.

All amounts in thousands Reais, except as otherwise stated

The case has no amount attributed to it. The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(xi) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by CBTU, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On September 30, 2024, the inflation-adjusted amount of this lawsuit was R$1.49 billion (2023: R$1.46 billion). Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period and has made progress in the understanding of the matter. A procedural legal transaction was presented, approved by the court, which provides for the continuity of negotiations for a possible conciliation between the parties until March 2025.

Braskem's Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

(xii) Action for Damages: Pinheiro District Property

In June 2019, the Company became aware of the action for damages filed by Construtora Humberto Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 05, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor's image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. As of September 30, 2024, the amount of this action is R$0.6 (2023: R$0.5).

(xiii) Indemnity Claim: State of Alagoas

In March 2023, the Company became aware of the indemnity claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On September 30, 2024, the amount of this action is R$1.59 billion (2023: R$1.42 billion). The Company pledged performance bond for this lawsuit in the amount of R$1.4 billion.

All amounts in thousands Reais, except as otherwise stated

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

(xiv) Other civil actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On September 30, 2024, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1.30 billion (2023: R$1.42 billion), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

Among these actions, there is a compensation action before the Rotterdam Court in the Netherlands, brought by 9 residents of the area affected by the subsidence (originally 15, but 6 reached an agreement with the Company and withdrew the claim) against Braskem. On July 24, 2024, the Company became aware of the decision of the Dutch court that concluded that there was no connection between the Company's subsidiaries in that country and the subsidence event in Alagoas. The Dutch Court also ruled that the plaintiffs are entitled to financial compensation to be paid by Braskem. The decision did not assign a compensation amount to the plaintiffs, allowing the settlement of the compensation amount in a separate liquidation procedure that may be instituted in the Netherlands, in accordance with Brazilian law. The parties informed the Court that they will appeal the decision.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the lawsuits, in the total amount mentioned above, as possible.

(xv) Administrative Proceeding: Notice of Violation issued by the Environment Institute of Alagoas State ("IMA")

On December 4, 2023, the Environment Institute of Alagoas State issued a fine to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023.

On June 28, 2024, Braskem was served with the decision, still subject to administrative appeal, maintaining the notice of violation.

On September 30, 2024, the amount of this proceeding was R$77 (2023: R$70).

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

All amounts in thousands Reais, except as otherwise stated

24 Equity

24.1 Capital

On September 30, 2024 and December 31, 2023, the Company's subscribed and paid-up capital stock amounted to R$8,043 and comprised 797,207,834 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			68,850,340	19.95			68,850,340	8.64
Norges Bank				23,859,004	6.91			23,859,004	2.99
Other		12,907,077	2.86	97,406,784	28.23	478,790	100.00	110,792,651	13.90
Total		**451,668,652**	**100.00**	**345,060,365**	**100.00**	**478,790**	**100.00**	**797,207,807**	**100.00**
Treasury shares				27				27	
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depository Receipt ("ADR") on the New York Stock Exchange – NYSE (USA).

24.2 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the period ended September 30, 2024, R$8 were paid to the participants of the Long-Term Incentive (LTI) Program, with no shares delivered. In the period ended September 30, 2023, 665,381 shares, which were held in treasury, were delivered as a form of payment to participants of the 2020 LTI Program.

All amounts in thousands Reais, except as otherwise stated

25 Earnings per share

The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings per share.

	Sep/24	Sep/23
	Basic amd diluted	Basic amd diluted
Loss for the period attributed to Company's shareholders	(5,673)	(3,004)
Reconciliation of income available for distribution, by class (numerator):		
Common shares	(3,215)	(1,703)
Preferred shares class "A"	(2,455)	(1,300)
Preferred shares class "B"	(3)	(2)
	(5,673)	(3,005)
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	345,060,365	344,706,958
Preferred shares class "B"	478,790	478,790
	797,207,807	796,854,400
(Loss) profit per share (in R$)		
Common shares	(7.1156)	(3.7703)
Preferred shares class "A"	(7.1156)	(3.7703)
Preferred shares class "B"	(7.1156)	(3.7703)

Weighting of shares

		Sep/23	
		Basic amd diluted	
		Preferred shares	
		Class "A"	
	Nota	Outstanding shares	Weighted average
Amount at beginning of the period		344,394,984	344,394,984
Incentive long term plan payments with treasury shares	24.2	665,381	311,974
Amount at the end of the period		345,060,365	344,706,958

All amounts in thousands Reais, except as otherwise stated

26 Net revenue

	Consolidated		Parent company	
	Sep/24	Set/23	Sep/24	Set/23
Sales revenue				
Domestic market	42,442	38,911	41,873	38,427
Foreign market	25,198	23,320	6,611	6,773
	67,640	62,231	48,484	45,200
Sales and services deductions				
Taxes				
Domestic market	(9,157)	(8,100)	(9,115)	(8,019)
Foreign market	(35)	(21)		
Sales returns				
Domestic market	(113)	(122)	(109)	(119)
Foreign market	(76)	(110)	(26)	(8)
	(9,381)	(8,353)	(9,250)	(8,146)
Net sales and services revenue	**58,259**	**53,878**	**39,234**	**37,054**

27 Expenses by nature and function

	Consolidated		Parent company	
	Sep/24	Set/23	Sep/24	Set/23
Classification by nature:				
Raw materials other inputs	(43,669)	(41,974)	(32,565)	(32,067)
Personnel expenses	(3,014)	(2,645)	(1,845)	(1,619)
Outsourced services	(2,224)	(2,273)	(1,706)	(1,743)
Depreciation and amortization	(3,810)	(3,820)	(2,401)	(2,606)
Freights	(3,066)	(3,191)	(902)	(1,188)
Idle industrial plants	(435)	(379)	(332)	(298)
Alagoas geological event (Note 23)	(833)	(1,260)	(833)	(1,260)
Other income (i)	832	1,333	804	1,148
Other expenses	(1,201)	(1,441)	(477)	(755)
Total	**(57,420)**	**(55,650)**	**(40,257)**	**(40,388)**
Classification by function:				
Cost of products sold	(53,409)	(51,865)	(37,805)	(37,802)
Selling and distribution	(1,438)	(1,391)	(788)	(767)
(Loss for) Reversal of impairment of trade accounts receivable and others from clients	102	(36)	92	(45)
General and administrative	(1,880)	(1,859)	(1,180)	(1,258)
Research and development	(321)	(267)	(143)	(140)
Other income (i)	832	1,333	804	1,148
Other expenses (ii)	(1,306)	(1,565)	(1,237)	(1,524)
Total	**(57,420)**	**(55,650)**	**(40,257)**	**(40,388)**

(i) In 2023, it mainly refers to the claim settlement agreement signed with insurers and to the final and unappealable judgment of the unconstitutionality action of the increase in the PIS and COFINS rate levied on gasoline and diesel oil sale operation. In 2024, it mainly refers to the gain on the sale of subsidiary Cetrel as detailed in Note 1.

(ii) It mainly refers to the expenses incurred with the geological event in Alagoas.

All amounts in thousands Reais, except as otherwise stated

28 Financial results

	Consolidated		Parent company	
	Sep/24	Sep/23	Sep/24	Sep/23
Financial income				
Interest income	995	964	755	670
Inflation indexation income on tax assets	64	34	64	46
Adjustment to present value - appropriation	161	104	106	96
Other	47	81	14	59
	1,267	**1,183**	**939**	**871**
Financial expenses				
Interest expenses	(3,337)	(2,809)	(3,502)	(2,830)
Loans transaction costs - amortization	(150)	(147)	(11)	(16)
Adjustment to present value - appropriation	(696)	(469)	(729)	(528)
Interest expenses on leases	(185)	(183)	(135)	(117)
Other	(333)	(388)	(94)	(195)
	(4,701)	**(3,996)**	**(4,471)**	**(3,686)**
Derivatives and exchange rate variations, net				
On financial assets	527	(545)	556	(18)
On financial liabilities	(7,264)	851	(5,148)	(78)
Derivatives	(54)	(95)	(37)	(43)
	(6,791)	**211**	**(4,629)**	**(139)**
Total	**(10,225)**	**(2,602)**	**(8,161)**	**(2,954)**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Sep/24	Dec/23	Variation	Sep/24	Sep/23	Variation
U.S. dollar - Brazilizan real	5.4481	4.8413	12.53%	5.2445	5.0083	4.72%
Euro - Brazilizan real	6.0719	5.3516	13.46%	5.7036	5.4249	5.14%
Mexican peso - Brazilizan real	0.2769	0.2856	-3.05%	0.2958	0.2817	5.01%
U.S. dollar - Mexican peso	19.6825	16.9596	16.06%	17.7543	17.8019	-0.27%
U.S. dollar - Euro	0.8973	0.9046	-0.94%	0.9198	0.9414	-2.29%

All amounts in thousands Reais, except as otherwise stated

29 Segment information

							Sep/24
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	40,756	(37,343)	3,413	(1,185)		(898)	1,330
USA and Europe	15,040	(13,738)	1,302	(561)		(89)	652
Mexico	3,909	(3,378)	531	(351)		(12)	168
Total	**59,705**	**(54,459)**	**5,246**	**(2,097)**		**(999)**	2,150
Other segments	833	(523)	310	10	(31)	(24)	265
Corporate unit				(1,474)	13	473	(988)
Braskem consolidated before eliminations and reclassifications	**60,538**	**(54,982)**	**5,556**	**(3,561)**	**(18)**	**(550)**	**1,427**
Eliminations and reclassifications	(2,279)	1,573	(706)	24		76	(606)
Total	**58,259**	**(53,409)**	**4,850**	**(3,537)**	**(18)**	**(474)**	**821**

							Sep/23
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	37,772	(36,994)	778	(1,274)		(446)	(942)
USA and Europe	13,269	(12,368)	901	(571)		184	514
Mexico	3,462	(3,421)	41	(375)		64	(270)
Total	**54,503**	**(52,783)**	**1,720**	**(2,220)**		**(198)**	**(698)**
Other segments	616	(403)	213	87	8	7	315
Corporate unit				(1,477)		131	(1,346)
Braskem consolidated before eliminations and reclassifications	**55,119**	**(53,186)**	**1,933**	**(3,610)**	**8**	**(60)**	**(1,729)**
Eliminations and reclassifications	(1,241)	1,321	80	57		(172)	(35)
Total	**53,878**	**(51,865)**	**2,013**	**(3,553)**	**8**	**(232)**	**(1,764)**

30 Contractual obligations

The Company has long-term commitments for the purchase of feedstock. As of September 30, 2024, these obligations amounted to R$8,230 (2023: R$8,616) and are expected to be settled by 2044.

All amounts in thousands Reais, except as otherwise stated

31 Subsequent events

On October 16, 2024, Braskem Netherlands, as the controlling shareholder of Braskem Idesa, and Idesa Group, the non-controlling shareholder, approved a capital increase through the capitalization of significant part of the shareholder loan balances due by Braskem Idesa. As a result, a substantial part of the debt was converted into shares and delivered to each shareholder, maintaining the ownership held before the transaction. Below is a summary of shares held and issued:

Shareholder	Shares held before capitalization	Shares issuance	Shares held after capitalization	Ownership %
Idesa group	75,299	390,353	465,652	25%
Braskem Netherlands	225,893	1,171,061	1,396,954	75%
Total	**301,192**	**1,561,414**	**1,862,606**	**100%**

The capitalized amount in Brazilian Reais (R$) and US Dollars (US$), which is the currency of the debt, is as follows:

Shareholder	Capital (in R$)	Capitalization	Capital after capitalization	Ownership %
Idesa group	265	2,193	2,458	25%
Braskem Netherlands	796	6,578	7,374	75%
Total	**1,061**	**8,771**	**9,832**	**100%**

Shareholder	Capital (in US$)	Capitalization	Capital after capitalization	Ownership %
Idesa group	102	387	489	25%
Braskem Netherlands	307	1,161	1,468	75%
Total	**409**	**1,548**	**1,957**	**100%**

The uncapitalized amount are shown below:

Shareholder	Amount in US$	Amount in R$
Idesa group	281	1,532
Braskem México Sofom (i)	856	4,666
Braskem Netherlands (i)	21	112
Total	**1,158**	**6,310**

(i) In line with the note 2, Braskem Netherlands is a direct subsidiary while Braskem México Sofom and Braskem Idesa are indirect subsidiaries of Braskem S.A. Therefore, all effects of this transaction between the three entities herein are eliminated on consolidated financial statements.